Exhibit 99.1

Shareholders’ Quarterly Report

For the Nine Months Ended
September 30, 2004

Management’s Discussion and Analysis

November 4, 2004

Basis of Presentation

The consolidated financial results include those of Extendicare Inc. and its subsidiaries. Unless the context indicates otherwise, a reference to “Extendicare” or the “Company” means Extendicare Inc. and its subsidiaries. The Extendicare Inc. legal entity is not itself a provider of services or products.

This management’s discussion and analysis describes Extendicare’s business, the business environment, the principal factors affecting the results of operations, liquidity and capital resources, and the critical accounting policies of the Company that will help the reader understand Extendicare’s consolidated financial results. This discussion should be read in conjunction with Extendicare’s unaudited interim consolidated financial statements for the nine months ended September 30, 2004, and notes thereto, together with management’s discussion and analysis and audited consolidated financial statements and notes found in the Company’s 2003 Annual Report. Extendicare’s accounting policies are in accordance with Canadian generally accepted accounting principles (GAAP) of The Canadian Institute of Chartered Accountants (CICA). All dollar amounts are in Canadian dollars unless otherwise indicated.

Executive Overview

Extendicare, through its subsidiaries, is a major provider of long-term care and related services in North America, with 34,900 employees.

The Company’s wholly owned U.S. subsidiary, Extendicare Health Services, Inc. and its subsidiaries (EHSI), operates long-term care and assisted living facilities in 12 states. EHSI offers a continuum of health care services, including nursing care, assisted living and related medical specialty services, such as subacute care and rehabilitative therapy on an inpatient and outpatient basis.

In Canada the Company’s wholly owned subsidiary, Extendicare (Canada) Inc. and its subsidiaries (ECI), operates nursing and retirement centres in four provinces, and also manages a chronic care hospital unit in Ontario. ECI is a major provider of home health care in Canada through its ParaMed Home Health Care division.

At September 30, 2004, Extendicare, through its subsidiaries, operated 266 facilities with capacity for 27,713 residents (December 31, 2003: 275 facilities with capacity for 28,930 residents; September 30, 2003: 276 facilities with capacity for 29,056 residents). The number of facilities operated has been reduced by nine since year end. During the first nine months of 2004, the Company increased its nursing and assisted living centres under operation by eight through: the acquisition of four Indiana facilities, one of which was subsequently closed; the opening of a new nursing home in Ontario and an assisted living facility in Wisconsin; and the commencement of management contracts for two U.S. nursing facilities and one Ontario nursing facility. The Company has also reduced its number of homes by 17 as a result of the disposal of three Canadian nursing and retirement homes; the sale of four nursing and assisted living centres in Arkansas; the transfer of operations of one owned facility in Wisconsin to another provider; and a reduction of nine managed U.S. facilities on transfer of the management responsibilities to another long-term care provider, for which the Company has retained consulting services contracts. The Company has a significant presence (more than 10% of its facilities) in each of three States in the U.S. — Pennsylvania, Wisconsin and Ohio — as well as in the Province of Ontario in Canada. Nursing and assisted living facilities are located in groups within geographic proximity of each other, thereby allowing for regional development of ancillary businesses, cost-effective management control and reduced travel costs. The Company’s average occupancy for the nine months ended September 30, 2004 was 92.9% compared to 92.7% in the same prior year period, and 92.9% for the year ended December 31, 2003.

The Company’s key business goals are to: strengthen both Medicare and total average daily census; increase market share of Canadian home health care operations; improve operating cash flow; actively improve its asset portfolio through renovation, expansion or acquisition, or where appropriate through disposal of underperforming facilities; diversify within the long-term care industry in the areas of rehabilitative clinics and management and consulting services; and manage resident care liability claim settlements.

In the United States, EHSI’s total and Medicare average daily census for the nine months ended September 30, 2004, continued to exceed comparable figures from the prior year. Total nursing home average daily census on a same-facility basis increased from 12,545 in the 2004 second quarter to 12,668 in the 2004 third quarter. However, the Company did experience a softening of Medicare census, which declined to 2,052 in the third quarter from 2,073 in the second quarter.

Extendicare Inc. September 2004	1

In Canada the Ontario long-term care industry, which is ECI’s largest market, has experienced occupancy pressure as the result of 20,000 new long-term care beds opening in the Province over the past four years, the last 10,000 of which will have substantially been completed and opened in 2004. Currently the Ontario government provides 100% of accommodation funding to long-term care facilities that maintain an average occupancy level for the year of 97% or greater (the “occupancy threshold”). Funding to a long-term care facility is reduced if its average occupancy level for the year is below 97%. For the first nine months of 2004, four of ECI’s nursing homes experienced an average occupancy level below 97%, which resulted in the deferral of $0.7 million of funding in the event that occupancy levels for these facilities do not achieve the 97% average for the full year.

Also, as a result of the new long-term care beds in Ontario, the government reduced funding to long-term care providers for property taxes from 90% to 80% effective with the 2004 calendar year. The impact of the reduced funding for 2004, from 90% to 80% has reduced ECI’s revenue for the first nine months of 2004 by $0.6 million. Property tax funding levels are still undecided for 2005. Extendicare is working with its partners in the long-term care industry to ensure the government understands the serious nature of this issue.

As part of the Ontario government’s $191.0 million funding initiative for long-term care in the Province, new funding for long-term care providers took effect October 1, 2004, most of which is directed to enhance resident care through the nursing and personal care envelope (nursing envelope), and the program and support services envelope (program envelope), and thus will be offset by increased operating costs.

In Canada, ParaMed’s home health care operations are still suffering from reduced home health care hours of service resulting from constraints imposed by the Ontario Community Care Access Centres (CCACs). Hours of service softened to 1,136,000 in the 2004 third quarter compared to 1,162,000 in the 2004 second quarter. Despite the lower service volumes, ParaMed’s revenue rates have improved and costs have remained under control, resulting in a slight improvement in earnings contribution between the second and third quarters of 2004. The Ontario government’s 2004 Budget calls for an additional investment in home care over the next four years, and the government announced in July, that $73.2 million would be distributed to the CCACs this year. It is unclear at this time how much of the funds will be spent on each program, and therefore, to what extent ParaMed’s operations will benefit.

During 2004 the Company has significantly reduced its U.S. long-term debt, and through a new debt issue reduced its weighted average interest rates. As a result, operating cash flow and cash resources will improve. In addition, EHSI received $40.6 million (US$30.6 million) relating to its Florida divestiture program and the Company reduced its balance of Medicare settlement receivables. As at September 30, 2004, the Company’s long-term debt, including the current portion, was $639.5 million compared to $757.5 million at the beginning of the year; and the Company’s debt to equity ratio improved to 1.5 to 1 compared to 2.1 to 1 at December 31, 2003. After taking into account interest rate swap arrangements, the weighted average interest rate of all long-term debt at the end of September 2004 was approximately 7.1%, compared to 7.8% at the end of 2003.

For further details on the significant transactions occurring in 2004, refer to “Significant Development in 2004”; and for an analysis of the Company’s financial results, refer to the discussions under, “2004 Third Quarter Results” and “2004 Nine Months ended September 30, 2004”.

Critical Accounting Policies and Estimates

For a full discussion of the Company’s critical accounting policies, refer to the management’s discussion and analysis section of Extendicare’s 2003 Annual Report. The disclosures in such report have not materially changed since that report was filed; however, to the extent there have been changes, they are discussed below under “Significant Developments in 2004”. Management considers the Company’s accounting policies to be critical to an understanding of the Company’s financial statements because their application requires significant judgement and reliance on estimations of matters that are inherently uncertain. There are risks relating to the accounting policies applied to revenue recognition and the valuation of accounts receivable, the valuation of assets and determination of asset impairment, the accrual for self-insured liabilities and accounting for deferred income taxes.

Extendicare Inc. September 2004	2

Significant Developments in 2004

Update of U.S. Legislative Actions

Medicare Funding
In July 2004 the Centers for Medicare and Medicaid Services, or CMS, announced a 2.8% inflationary increase in Medicare rates effective October 1, 2004. Based on the Medicare case mix and average daily census of EHSI’s current facilities in operation at September 30, 2004, the Company estimates the increase will represent additional annual revenue of approximately $9.3 million (US$7.0 million), which will support higher operating costs for resident care.

In April 2002 CMS announced that it would delay the refinement of the Resource Utilization Groupings, or RUGs classifications, thereby extending related funding enhancements until September 30, 2003. In May 2003 CMS released a rule to maintain the current RUGs classification until October 1, 2004. Further to, but independent of this, U.S. Congress enacted legislation directing CMS to conduct a study on the RUGs classification system and report its recommendations by January 2005. In July 2004 CMS announced that the implementation of a RUGs refinement would be delayed until October 1, 2005. Based on the Medicare case mix and average daily census of the first nine months of 2004, EHSI estimates that it received an average of US$25.26 per patient day related to the temporary funding enhancements, which on an annualized basis amounts to revenue of $26.4 million (US$19.9 million). The implementation of the RUGs refinement program, whereby all or part of the enhancement is discontinued, could have a significant adverse effect on the Company.

In February 2003 CMS announced a plan to reduce its level of reimbursement for uncollectible Part A co-insurance. CMS did not implement the rule change as planned on October 1, 2003, and continues to review the proposed plan. Under current law, skilled nursing facilities are reimbursed 100% for any bad debts incurred and the proposed plan would have reduced this to 70% over a three year period as follows: 90% beginning on October 1, 2003; 80% beginning October 2004; and 70% beginning October 2005. This is consistent with the Part A co-insurance reimbursement plan applicable to hospitals. EHSI estimates that should this plan be implemented, the negative impact to net earnings would be $1.7 million (US$1.3 million) in 2004, increasing to $4.4 million (US$3.3 million) in 2006.

Medicaid Rates Subject to CMS Approval
Several states in which EHSI operates have submitted plan amendments and waivers to CMS which seek to increase the level of federal funding for the states’ Medicaid programs and, if approved, would result in providing nursing facilities with revenue rate increases to offset new or increased provider taxes.

In June 2004 CMS approved the Medicaid state plan amendment and waiver submitted by the State of Oregon pertaining to the fiscal year commencing July 1, 2003. The net favourable impact to EHSI of $0.4 million (US$0.3 million) was recorded in the 2004 second quarter. In July 2004 the State of Kentucky received approval from CMS of a state plan amendment and waiver, which became effective July 1, 2004. The Kentucky plan amendment and waivers are expected to increase EHSI’s annual earnings by approximately $4.0 million (US$3.0 million), prior to any staffing increases that may be implemented.

The states of Pennsylvania, Indiana, and Washington are still awaiting CMS approval of their proposed state plan amendments and waivers pertaining to the fiscal year commencing July 1, 2003. Since the plan amendments and waivers have not been approved, EHSI has recorded revenue based upon amounts actually received. In August 2004, Pennsylvania announced a retroactive increase in Medicaid funding for the period July 1, 2003 to June 30, 2004, absent a provider tax. This resulted in EHSI recording retroactive revenue of $6.1 million (US$4.6 million) in the third quarter of 2004. The State of Pennsylvania has withheld the July 1, 2004 rate increases until approval by CMS of its plan amendment and waiver, for which the State is seeking retroactive treatment to July 1, 2003. Should CMS approve Pennsylvania’s plan amendment and waiver as submitted, EHSI does not anticipate any impact to earnings for the July 1, 2003 to June 30, 2004 period, but does anticipate incremental earnings, net of the provider tax, of US$0.6 million pertaining to the quarter ended September 30, 2004. In Indiana, approval of the retrospective amendment and waiver submitted could result in the recording of net incremental earnings of US$3.8 million in 2004 pertaining to the 15-month period ended September 30, 2004, and there would be no impact if the plan is not approved. In Washington, the State has proceeded to implement the provider tax and fund the incremental Medicaid rates, while seeking approval from CMS of their proposal. EHSI does not anticipate a rejection of the plan, however, if the plan is not approved, a retroactive negative adjustment of no greater than US$0.8 million to earnings may be required. EHSI anticipates that amendments will be made to the original plans submitted to CMS and cannot therefore predict the outcome of the plan submissions or their impact on the Company’s operations.

Extendicare Inc. September 2004	3

Update of Canadian Legislative Actions

Ontario Property Tax Funding
During the second quarter of 2004, the Ontario government reversed its decision earlier in the year to reduce funding to long-term care providers for property taxes for the 2003 calendar year, which would have effectively resulted in a retroactive reduction in funding to 73% from 90%. It also revised its funding for 2004 to 80% from the initial estimated reduction to 50%. During the first quarter of 2004, the Company had reported a $2.0 million reduction in revenue based on the government’s initial indications of a funding reduction. As a result of the subsequent revisions, the Company increased revenue in the second quarter of 2004 by $1.8 million representing a $1.3 million reversal of the 2003 property tax provision, along with a $0.5 million adjustment to the assumed reduction in 2004 property tax funding. The issues surrounding property tax funding resulted from the influx of 20,000 new long-term care beds in Ontario, which has put a strain on the government’s allocated pool of funds. The impact of the reduced funding for 2004, from 90% to 80% has reduced ECI’s revenue for the first nine months of 2004 by $0.6 million. Property tax funding levels are still undecided for 2005. Extendicare is working with its partners in the long-term care industry to ensure the government understands the serious nature of this issue.

Ontario Long-term Care and Home Care Funding — 2004 Budget
In May 2004, as part of its 2004 Budget, the Ontario government announced plans to invest additional funding to improve Ontario’s long-term care facilities and home care program over the next four years. The 2004 Budget calls for an additional investment in long-term care of $191.0 million in 2004 and 2005 to improve care and services for seniors in long-term care homes through the hiring of 2,000 new staff (600 of which are to be nurses), additional training of front-line staff to provide more personal care, and the establishment of a new independent advocate for seniors in long-term care homes who will oversee inspections and compliance. In October 2004, the Ontario government announced that this new funding would begin October 1, 2004 with a further increase to occur on April 1, 2005. At the end of September, ECI operated 4,981 owned or leased long-term care beds in Ontario, and estimates that the funding increase will represent additional annual revenue of $6.6 million beginning October 1, rising to $8.0 million on April 1, 2005. Most of the additional funding will be used to pay for enhanced resident care in the nursing homes through the nursing envelope and the program envelope, with about $1.5 million of the annual revenue increase directed towards the accommodation envelope to assist in offsetting inflationary cost increases.

The 2004 Budget calls for an additional investment in home care of $448.0 million over the next four years. The government indicated that as part of its four-year commitment to improving home care services, 95,700 more Ontarians will receive home care, and 6,000 more Ontarians will receive compassionate end-of-life care in their homes, by 2007/08. As part of that initiative, the government announced on July 5 that it would be providing new funding of $73.2 million to Ontario’s CCACs this year, targeted towards acute home care, end-of-life care, and chronic home care services. As of November 1, 2004, none of these funds had been released to providers to increase the number of home care visits in the province. In its announcement, the government indicated that 21,000 additional people would benefit from home care and end-of-life services this year. The government also remains committed to investing $10.0 million to help patients and their families acquire medical equipment for home use through a not-for-profit agency. It is unclear at this time how much of the funds will be spent on each program. As such, it is not possible to predict to what extent Extendicare, through its ParaMed Home Health Care operations, will benefit. ParaMed and other providers are seeking more definitive answers from the government.

U.S. Issuance and Retirement of Long-term Debt
In April 2004 EHSI issued US$125.0 million aggregate principal amount of 6.875% Senior Subordinated Notes due May 1, 2014 (the “2014 Notes”) at a price of 97.5001% of par to yield 7.23%, and amended and restated its existing credit facility, which included an increase in borrowing capacity from US$105.0 million to US$155.0 million. The net proceeds from the 2014 Notes were approximately US$117.4 million (net of a US$3.1 million discount and fees and expenses of US$4.5 million). The net proceeds were used, together with cash on hand and new borrowing capacity, to purchase for cash approximately US$104.9 million aggregate principal amount of EHSI’s outstanding US$200.0 million of 9.35% Senior Subordinated Notes due 2007 (the “2007 Notes”), validly tendered, and to redeem any 2007 Notes not tendered or cancelled prior to May 24, 2004. In addition, EHSI terminated its existing interest rate swap and cap arrangements on a notional US$150.0 million, and entered into new interest rate swap and cap arrangements on a notional US$275.0 million. For further information, refer to the discussion under the section “Liquidity and Capital Resources — Capital Structure — Long-term debt”.

Extendicare Inc. September 2004	4

Valuation Adjustment on Interest Rate Caps
The Company recorded a charge in the first nine months of 2004 of $8.5 million related to the valuation of its U.S. interest rate caps. The interest rate cap arrangements, which cap the projected six-month London Interbank Borrowing Rate (LIBOR) at 7%, were put in place for a notional US$275 million in connection with the debt refinancing. The interest rate cap arrangements do not qualify as hedge instruments for accounting purposes and therefore are required to be adjusted to market value each period, with any change reported in the earnings statement. On an after-tax basis, the charge booked was $5.3 million, or a loss of $0.08 per diluted share.

Gain from Asset Disposals, Impairment and Other Items
The Company reported an overall pre-tax gain of $2.9 million related to a number of transactions during the nine-month period ended September 30, 2004. After applying the benefit of net tax credits, the after-tax gain contributed $7.3 million to net earnings, or $0.11 per diluted share. The items making up the net gain are summarized below.

Completion of Divestiture — Settlement of Greystone Transaction
In April 2004 EHSI concluded negotiations with Greystone Tribeca Acquisition, L.L.C. of the divestiture agreement for 15 Florida facilities previously owned and operated by EHSI, which Greystone had been operating since September 2000. The initial transaction in 2000 was treated as a deferred sale as a significant portion of the final consideration was contingent on certain events, and because EHSI held an option to repurchase the facilities. On April 29, 2004, EHSI received US$2.7 million of interest, and in addition to the US$30.0 million of cash consideration initially received in 2000, EHSI received in June 2004, US$10.0 million as final payment of the contingent consideration. The finalization of this transaction resulted in the recognition in the second quarter of 2004 of a pre-tax gain from the sale of assets of $6.6 million (US$4.9 million).

Sale of U.S. Nursing and Assisted Living Facilities
In August 2004 EHSI disposed of its Arkansas operations, consisting of a 96-bed nursing facility and three assisted living facilities (181 units) located on one campus, resulting in a pre-tax loss of $0.8 million (US$0.6 million). Gross proceeds of $8.0 million (US$6.1 million) consisted of cash and a $1.2 million (US$0.9 million) five-year note. Up until the time that EHSI stopped operating these facilities, they had contributed $7.1 million (US$5.3 million) to revenue and $1.0 million (US$0.7 million) to earnings before interest, tax, depreciation and amortization for the nine months ended September 30, 2004. For the nine months ended September 30, 2003, these facilities had contributed $7.9 million (US$5.5 million) to revenue and $0.6 million (US$0.4 million) to earnings before interest, tax, depreciation and amortization.

Sale of three Canadian nursing and retirement homes
The Company has sold three nursing and retirement homes during 2004 in two separate transactions, resulting in a pre-tax gain of $13.3 million. In February, the Company sold two Ontario homes (275 beds) for gross proceeds of $19.6 million, resulting in a pre-tax gain of $12.7 million. In September, the Company sold its only nursing home in British Columbia (75 beds) for gross proceeds of $5.5 million, resulting in a pre-tax gain of $0.6 million. These gains were substantially sheltered by capital loss carryforwards that had been fully offset with a valuation allowance. A portion of the proceeds were used to retire long-term debt of $9.8 million associated with the homes. For the nine months ended September 30, 2004, these homes had contributed $4.4 million to revenue, $0.7 million to earnings before interest, tax, depreciation and amortization, and $0.2 million to net earnings, prior to their disposal. For the nine months ended September 30, 2003, these facilities had contributed $13.3 million to revenue, $2.1 million to earnings before interest, tax, depreciation and amortization, and $0.9 million to net earnings.

U.S. Retirement of Long-term Debt
During the second quarter of 2004, as a result of the tender and call of EHSI’s 9.35% Senior Subordinated Notes the Company booked a pre-tax loss of $6.9 million representing the net of the following amounts: payment of tender and call premiums of $7.8 million; write-off of deferred financing costs of $3.2 million; legal fees of $0.4 million; a gain on termination of the related swap and cap arrangements of $3.7 million; and a gain from unamortized bond discount and foreign exchange of $0.8 million.

Extendicare Inc. September 2004	5

Prepayment of Notes Receivable
During the second quarter of 2004, EHSI recorded a pre-tax charge of $1.7 million (US$1.3 million) related to the early settlement of long-term notes receivable from Tandem Health Care, Inc. (Tandem). These notes had a true face value of US$17.0 million and were originally due in 2007. EHSI agreed to settle for US$16.2 million in cash, and after associated legal fees of US$0.5 million, recognized a loss of US$1.3 million.

Provision for Impairment of Assets
In March 2004 EHSI concluded the evaluation of two nursing facilities that operate adjacent to one another in Indiana, both of which require capital renovations. After the evaluation management decided, subject to State approval, to consolidate the two operations into one renovated facility that upon completion, will accommodate all residents from both facilities after decreasing the total available nursing beds by 46. The consolidation of the two operations is expected to be completed by March 2005. As a result of the decision to close the one facility, EHSI recorded a provision for impairment of long-lived assets of $2.1 million.

Write-off of long-term investment
During the 2004 third quarter, the Company wrote off its investment in an Omnicare, Inc. (Omnicare) warrant and recorded a charge of $5.0 million (US$4.0 million). EHSI received the warrant to acquire 1.5 million of Omnicare stock, which had an original attributed carrying value of US$4.0 million pursuant to the sale of its pharmacy operations in 1998. The warrant has an exercise price of US$48.00 per share expiring on September 16, 2005, and at September 30, 2004 had a fair market value of US$0.3 million using the Black-Scholes model. Management decided to write-off the investment in the third quarter as the likelihood of the securities being in-the-money before they expire had significantly declined as a result of the recent decrease in Omnicare’s share price. In addition to the warrant, EHSI holds 125,000 common stock of Omnicare, also acquired as part of the pharmacy sale, at a carrying value of US$4.0 million. At September 30, 2004, the Omnicare common stock had a fair market value of US$3.5 million based on the closing price of US$28.36. Management intends to hold this investment until it believes the market opportunity is appropriate to dispose of it.

Other
During the first and third quarters of 2004, EHSI prepaid in full US$13.0 million and US$9.5 million, respectively, of Industrial Development Revenue Bonds, resulting in the write-off of $0.6 million of deferred financing costs. This was partially offset by a $0.2 million gain on the sale of miscellaneous assets by ECI during the second quarter of 2004.

Acquisitions
In February 2004 EHSI acquired for cash of $1.9 million a skilled nursing facility in Washington that it had been operating previously under lease arrangements. On June 1, 2004, EHSI acquired four nursing facilities (321 beds) in Indiana for $6.9 million (US$5.0 million) in cash.

Construction
In March 2004 ECI opened the last of its 11 new Ontario nursing homes stemming from the awards by the Government of Ontario initiated in 1998.

Phase I of EHSI’s construction program consists of seven projects to expand four assisted living facilities (87 units) and two skilled nursing homes (38 beds), and add one new assisted living facility (40 units). The cost of these projects is estimated at US$15.7 million, of which US$4.3 million was spent during 2003 and US$6.5 million in the first nine months of 2004. Four of the projects have been completed at a cost of US$10.0 million and the remaining three are due to open in early 2005. Two of the projects were completed in the first quarter of 2004, a 16-unit assisted living addition that opened in February 2004 and a 20-bed nursing addition that opened in March. In May 2004, EHSI completed and opened a 40-unit free standing assisted living facility and a 30-unit assisted living addition.

Equity Accounted Investments
The Company equity accounts for its investments in Crown Life Insurance Company and Salumatics Inc. (formerly THiiNC Information Management Inc.).

Crown Life Insurance Company
Extendicare has a 34.8% equity interest in Crown Life Insurance Company (Crown Life) that is unencumbered by debt. At September 30, 2004, the Company’s carrying value of its investment in Crown Life was $128.9 million (December 31, 2003 — $139.3 million), which equated to Extendicare’s share of Crown Life’s book value.

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Dividends from Crown Life are at the discretion of its board of directors. In June 2004 the Company received a cash dividend of $15.6 million ($14.00 per common share) from Crown Life. There were no dividends received in 2003.

In 1999, substantially all of Crown Life’s insurance business was sold or indemnity reinsured to The Canada Life Assurance Company (Canada Life). The resulting comprehensive agreement between Crown Life and its principal shareholders provides that at any time after January 1, 2004, Canada Life may either acquire substantially all of the balance of Crown Life’s insurance business or, at the election of Canada Life or Crown Life’s principal shareholders, make an offer for all of the common shares of Crown Life. In July 2003 Great-West Lifeco Inc. acquired Canada Life, resulting in a delay in the start of negotiations with Crown Life on the final settlement of the Canada Life transaction. The negotiations are anticipated to begin within the next 12 months.

Salumatics Inc.
The Company has a $2.7 million investment in Salumatics Inc., a provider of electronic health information and record management services. The Company’s equity share of losses of Salumatics for the first nine months of 2004 was $1.2 million, bringing the carrying value of its investment down to $1.5 million at the end of September 2004.

Medicare and Medicaid Settlement Receivables
For Medicare revenue earned prior to the implementation of the Medicare Prospective Payment System, or PPS, and Medicaid programs with a retrospective reimbursement system, differences between revenue that is ultimately expected to be realized and amounts received are reflected as accounts receivable, or as accrued liabilities when payments have exceeded revenue that is ultimately expected to be realized. For Medicare pre-PPS claims, normally such issues are resolved during the audit process; however, general provisions for disagreements that require settlement through a formal appeal process are recorded. Though there remain certain issues to be resolved with the fiscal intermediary, the significant settlement receivable issues in respect of revenue earned prior to the implementation of PPS have now been resolved. EHSI’s Medicare settlement receivables also include amounts related to reimbursable Part A co-insurance receivables, which totalled $11.6 million (US$9.2 million) and $11.0 million (US$8.5 million) at September 30, 2004 and December 31, 2003, respectively.

As of September 30, 2004, the net book value of EHSI’s Medicare and Medicaid settlement receivables was $28.4 million (US$22.5 million) compared to $48.2 million (US$37.2 million) at December 31, 2003. It is expected that $20.6 million (US$16.4 million) will be substantially collected within one year and is included in accounts receivable as a current asset compared to a net book value of $14.6 million (US$11.3 million) at December 31, 2003. The remaining balance of $7.8 million (US$6.1 million) has been classified as long-term in nature (December 31, 2003 — $33.6 million or US$25.9 million).

During 2004, EHSI reached negotiated settlements with the fiscal intermediary for all significant outstanding Medicare settlement issues pertaining to revenues earned prior to the implementation of PPS. In January 2004 EHSI negotiated and subsequently received a cash settlement of US$5.6 million for a specific staffing cost issue involving six specific claims years. This settlement did not result in any significant adjustment to the recorded receivable balance. In April 2004, in respect of two cost reporting years under appeal, EHSI reached a settlement with the fiscal intermediary on an issue involving the allocation of overhead costs. The settlement will result in the payment to EHSI of approximately US$7.7 million, of which US$6.6 million was received in May 2004, and the balance will be received upon resolution of other matters concerning the cost report years under appeal. In August 2004 EHSI reached a settlement with the fiscal intermediary with respect to various issues amounting to US$9.8 million regarding nursing facilities purchased in 1997 from Arbor Health Care Company (Arbor) and subsequently sold to Tandem in 1999. The settlement will result in the payment to EHSI of US$2.1 million in the fourth quarter of 2004, and the withdrawal by EHSI of the remainder of the settlement issues. The Medicare matters had been reserved for at the time of sale to Tandem, through an accrual of a US$3.7 million long-term liability for outstanding tax, Medicare and other claims against Arbor, and further within provisions for divested operations. Upon settlement of these Medicare matters, EHSI is confident that there are no further outstanding claims in respect of Arbor. However, there can be no assurance that other claims will not be made until the expiry of the warranty period with Tandem in 2007. As a result of the settlement, the Company applied the US$3.7 million of other long-term liabilities and US$3.2 million of accrued liabilities for divested operations against the balance of the unrecoverable Medicare settlement receivable. As a result, there was no gain or loss recognized on settlement of this issue. In September 2004, EHSI reached a settlement with the fiscal intermediary with respect to a Director of Nursing staff cost issue amounting to US$3.2 million, of which US$2.8 million will be received in the fourth quarter of 2004 and the balance in the first quarter of 2005. There was no gain or loss recognized on settlement of this issue.

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Regulatory Risks
All long-term care providers are subject to surveys and inspections by government authorities to ensure compliance with applicable laws and licensure requirements of the federal, state and/or provincial funding programs. The survey process is intended to review the actual provision of care and services. Remedies for assessed deficiencies can be levied based upon the scope and severity of the cited deficiencies. Remedies range from the assessment of fines to the withdrawal of payments under the government funding programs. Should a deficiency not be addressed through a plan of correction, a facility can be decertified from the funding program.

Government agencies have steadily increased their enforcement activity over the past several years. As a result, the Company is continually allocating increased resources to ensure compliance with applicable regulations and to respond to inspections, investigations and/or enforcement actions.

U.S. federal law requires each state to have a Medicaid Fraud Control Unit, which is responsible for investigating provider fraud and resident abuse. EHSI is aware of investigations by these units, which involve one facility in Kentucky and one in Wisconsin. The investigations have not been sufficiently developed to enable EHSI to predict an outcome.

In addition in June 2004, in response to facility citations for survey deficiencies in a nursing facility in Chippewa Falls, Wisconsin, EHSI reached a tentative agreement with the State of Wisconsin to transfer the operations to a new licensee. In July 2004, EHSI entered into an agreement to transfer the operations, effective August 1, 2004, to Lakeside Health L.L.C. (Lakeside Health), a subsidiary of Benedictine Health Dimensions, Inc. (Benedictine) for a term of three years. Under the terms of the agreement, Lakeside Health is responsible for all operating costs, including rent to EHSI, and Benedictine will manage the nursing facility for a fee. EHSI will receive annual rental income of US$0.5 million; however, EHSI will be responsible to fund Lakeside Health for any and all net operating losses of the nursing facility, as defined in the agreement, and to provide working capital advances of approximately US$2.0 million. As of September 30, 2004, EHSI has advanced US$3.1 million to Lakeside Health, which is secured by a first security interest in Lakeside Health’s accounts receivable and is repayable from future cash flows of Lakeside Health, if any. In September 2004 Benedictine completed its plan of correction at the nursing facility and passed its survey with the State bringing the facility into regulatory compliance. Considerable resources were employed during July and August to bring the facility into compliance, and as a result, it incurred losses during this time. As a result, EHSI recorded a $1.3 million (US$1.0 million) provision against the working capital advances made to Lakeside Health. Prior to the transfer of the operations, the Chippewa Falls facility generated revenue of $11.8 million (US$8.9 million) and a loss before interest, tax, deprecation and amortization of $1.6 million (US$1.2 million) for the seven months ended July 31, 2004. For the year ended December 31, 2003, the facility generated revenue of $25.4 million (US$18.1 million) and earnings before interest, tax, depreciation and amortization of $0.7 million (US$0.5 million). Based on EHSI estimate of Lakeside Health’s future cash flow, after attaining compliance and suitable occupancy levels, EHSI believes it is not required to take a charge for asset impairment, but there can be no assurance that such a charge will not be required in the future if these estimates change.

Other
EHSI has a preferred provider agreement with Omnicare, Inc. to provide pharmacy services to all of EHSI’s nursing facilities. Omnicare and EHSI are currently negotiating the pricing of drugs for Medicare residents for the years 2001 and 2002, and should this matter not be settled, it will be taken to arbitration. In addition, Omnicare has requested arbitration for an alleged lost profits claim related to EHSI’s disposition of assets, primarily in Florida. Damage amounts, if any, cannot be reasonably estimated based on information available at this time. An arbitration hearing for this matter has not yet been scheduled. Management believes it has interpreted correctly and complied with the terms of the preferred provider agreement. However, there can be no assurance that other claims will not be made with respect to the agreement.

Subsequent Event

On November 4, 2004, EHSI entered into a definitive merger and acquisition agreement with Assisted Living Concepts, Inc. (ALC) of Dallas, Texas (OTC. BB: ASLC) providing for the acquisition of all of the outstanding shares and stock options of ALC for US$18.50 per share totalling approximately US$132.0 million. Total consideration for the transaction including the assumption of debt is expected to be approximately US$280.0 million. The completion of the acquisition is subject to certain conditions, including approval by ALC’s shareholders and certain customary regulatory approvals. The parties are working towards closing the transaction during the early part of the first quarter of 2005. EHSI intends to finance the acquisition by using available cash on hand (US$29.1 million at September 30, 2004) and drawing on its line of credit (US$131.1 million available at September 30, 2004). ALC has a portfolio of 177 assisted living facilities, comprised of 122 owned properties and 55 leased facilities representing 6,838 units, located in 14 states; many in markets where EHSI already operates. The portfolio is relatively new having been constructed through the mid-to-late 1990’s.

Extendicare Inc. September 2004	8

Summary of Quarterly Results

The following is a summary of selected consolidated financial information derived from the Company’s unaudited interim period consolidated financial statements for each of the eight most recently completed quarters.

	Third Quarter		Second Quarter		First Quarter		Fourth Quarter
(thousands of dollars unless otherwise noted)	2004	2003	2004	2003	2004	2003	2003	2002
Revenue	445,601	433,054	445,639	420,714	429,572	439,303	431,543	452,086
EBITDA(1)	62,566	50,651	59,054	46,075	50,980	39,501	50,603	35,927

Earnings from health care before undernoted	23,262	12,569	21,688	9,658	15,165	4,310	14,348	997
Valuation adjustment on interest rate caps, net of tax	(1,592)	—	(3,661)	—	—	—	—	—
Gain (loss) from asset disposals, impairment, and other items, net of tax	(3,141)	—	(269)	(176)	10,722	1,081	—	(68)

Earnings from health care	18,529	12,569	17,758	9,482	25,887	5,391	14,348	929
Share of equity accounted earnings	1,083	1,197	584	2,643	2,452	12,485	2,559	2,068

Net earnings	19,612	13,766	18,342	12,125	28,339	17,876	16,907	2,997

Earnings (loss) per diluted share ($)
Health care operations before undernoted	0.33	0.17	0.31	0.14	0.21	0.06	0.21	0.02
Valuation adjustment on interest rate caps	(0.03)	—	(0.05)	—	—	—	—	—
Gain (loss) from asset disposals, impairment, and other items	(0.04)	—	(0.01)	—	0.16	0.01	—	—
Share of equity accounted earnings	0.02	0.02	0.01	0.04	0.03	0.18	0.03	0.02

Earnings per diluted share	0.28	0.19	0.26	0.18	0.40	0.25	0.24	0.04

(1)	Earnings before interest, income taxes, depreciation and amortization (EBITDA) is a measure commonly used in the long-term care industry to evaluate performance, primarily by lenders and investors in notes, and is generally defined as earnings before interest, income taxes, depreciation and amortization. In this calculation, the Company has excluded the line items ‘valuation adjustment on interest rate caps’ and ‘loss (gain) from asset disposal, impairment and other items’. These line items are reported separately on the Company’s income statement because they relate to the change in fair value of interest rate caps associated with the Company’s long-term debt, gains or losses on the disposal or impairment of assets, provisions for ceased operations and the write-off of unamortized financing costs on early retirement of debt. EBITDA does not have a standardized meaning under Canadian GAAP and is not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA is not intended to replace earnings (loss) from operations, net earnings (loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

Extendicare Inc. September 2004	9

The following is a reconciliation of earnings before income taxes and EBITDA for each of the eight most recently completed quarters.

	Third Quarter		Second Quarter		First Quarter		Fourth Quarter
(thousands of dollars)	2004	2003	2004	2003	2004	2003	2003	2002
Earnings before income taxes	29,201	20,067	27,013	15,502	34,063	8,568	22,192	2,480
Add (deduct):
Depreciation and amortization	14,142	15,816	14,687	15,451	14,135	16,405	15,985	17,596
Interest, net	11,211	14,768	9,677	14,946	12,850	15,609	12,426	15,741
Valuation adjustment on interest rate caps	2,613	—	5,865	—	—	—	—	—
Loss (gain) from asset disposals, impairment, and other items	5,399	—	1,812	176	(10,068)	(1,081)	—	110

EBITDA	62,566	50,651	59,054	46,075	50,980	39,501	50,603	35,927

2004 Third Quarter Results

Net earnings
Extendicare’s net earnings increased to $19.6 million ($0.28 per diluted share) in the 2004 third quarter from $13.8 million ($0.19 per diluted share) in the 2003 third quarter. Earnings from health care operations rose to $18.5 million from $12.6 million. Results for the 2004 quarter included pre-tax losses of $5.4 million related primarily to the write-off of an investment and $2.6 million on the valuation of interest rate caps. The after-tax impact of these items was a loss of $4.7 million in 2004, or a $0.07 loss per diluted share. Earnings from health care operations prior to these items rose to $23.3 million ($0.33 per diluted share) compared to $12.6 million ($0.17 per diluted share) in the 2003 third quarter.

For the second quarter of 2004, earnings from health care operations of $17.8 million included a $5.9 million pre-tax loss on the valuation of interest rate caps ($0.05 loss per diluted share) and a pre-tax loss from asset disposals, impairment and other items of $1.8 million ($0.01 loss per diluted share). Earnings from health care operations prior to these items were $21.7 million or $0.31 per diluted share in the second quarter of 2004.

			Change		Change
	Q3	Q3	2004 over	Q2	Q3 over
(millions of dollars unless otherwise noted)	2004	2003	2003	2004	Q2/2004
Earnings from health care
United States	14.6	7.6	7.0	10.6	4.0
Canada	3.9	5.0	(1.1)	7.1	(3.2)

	18.5	12.6	5.9	17.7	0.8
Share of equity accounted earnings	1.1	1.2	(0.1)	0.6	0.5

Net earnings	19.6	13.8	5.8	18.3	1.3

US/Canadian dollar exchange (average rate for the period)	1.3074	1.3807		1.3588

The stronger Canadian dollar had a $0.7 million negative impact on the 2004 third quarter net earnings in comparison to the exchange rate used in the third quarter of 2003. In comparison to the second quarter of 2004, earnings for the third quarter were negatively affected by $0.4 million due to the change in the foreign exchange rate.

Extendicare Inc. September 2004	10

Revenue
Revenue increased by $30.5 million over the prior year period, before the impact of the change in the foreign exchange rate of $18.0 million.

			Change		Change
	Q3	Q3	2004 over	Q2	Q3 over
(millions of dollars unless otherwise noted)	2004	2003	2003	2004	Q2/2004
Revenue
United States (prior to impact of change in foreign exchange rates)	337.7	307.1	10.0%
Impact of change in foreign exchange rates	(18.0)	—	—

United States as reported	319.7	307.1	4.1%	319.4	—
Canada	125.9	126.0	—	126.2	—

	445.6	433.1	2.9%	445.6	—

US/Canadian dollar exchange (average rate for the period)	1.3074	1.3807		1.3588

Revenue from U.S. operations grew by $30.6 million over the 2003 third quarter, prior to the impact of the stronger Canadian dollar. Nursing and assisted living centres no longer operated by the Company had contributed $3.2 million and $9.1 million to revenue prior to their disposal for the 2004 and 2003 periods, respectively. Revenue from ongoing operations increased by $36.3 million, or 12.2% over the prior year period, before the negative impact of the change in the foreign exchange rate of $17.8 million. This was due to several factors as summarized in the following table.

($ millions)
15.4 — increase in average nursing home rates (Medicare $7.1 million, Medicaid $6.9 million, and private/other $1.4 million);
6.5 — favourable variance in prior period revenue adjustments (Medicaid $3.4 million and Medicare $3.1 million);
6.0 — contribution from new nursing and assisted living facilities;
5.8 — increase in nursing home resident census (Medicare $5.5 million, Medicaid $0.2 million and private/other $0.1 million);
2.3 — increase in nursing home resident ancillary services, primarily therapy and rehabilitative services;
0.2 — improvement in assisted living operations due to higher rates, partially offset by start-up of new additions; and
0.1 — increase in other revenue.

Key Medicare and Medicaid statistics for the U.S. nursing home operations are summarized in the following table.

					Change			Change
	Q3		Q3		2004 over	Q2		Q3 over
U.S. Nursing Home Operating Statistics	2004		2003		2003	2004		Q2/2004
Average daily census (same-facility basis)
Medicare		2,052		1,906	7.7%		2,073	(1.0)%
Private/other		2,117		2,113	0.2%		2,099	0.9%
Medicaid		8,499		8,485	0.2%		8,373	1.5%

Total		12,668		12,504	1.3%		12,545	1.0%

Medicare as a percent of total census (same-facility basis)		16.2%		15.2%			16.5%
Medicaid as a percent of total census (same-facility basis)		67.1%		67.9%			66.8%

Average occupancy (same-facility basis)		92.6%		91.5%			91.7%

Average revenue rate by payor source(1)
Medicare Part A and B	US$	356.88	US$	323.96	10.2%	US$	357.65	(0.2)%
Private/other	US$	192.36	US$	185.29	3.8%	US$	189.68	1.4%
Medicaid	US$	139.50	US$	133.46	4.5%	US$	136.31	2.3%
Medicare Part A	US$	322.86	US$	294.12	9.8%	US$	324.50	(0.5)%

(1)	excludes prior period settlement adjustments

U.S. Medicare patient census on a same-facility basis continued to exceed comparable prior year figures, increasing to 16.2% of total nursing home census from 15.2% in the 2003 third quarter. However, Medicare patient census softened from 16.5% in the second quarter of 2004. The improvement over the prior year in Medicare patient census as part of

Extendicare Inc. September 2004	11

management’s focus on that sector resulted in higher revenue in the third quarter of 2004 of $5.5 million from Medicare payor sources in comparison to the same 2003 quarter. Despite the decline in Medicare patients from the second quarter of 2004, total nursing home average daily census on a same-facility basis improved in the 2004 third quarter to 12,668 and average nursing home occupancy rose to 92.6%.

Average U.S. Medicare rates increased 10.2% to US$356.88 in the third quarter of 2004 in comparison to the same 2003 quarter. This was due to the 6.26% increase implemented by CMS on October 1, 2003 and to an increase in the acuity care levels of patients admitted. A change in patient acuity care levels also accounted for the 0.2% decline in average Medicare rates from the second quarter of 2004 to the third quarter.

U.S. revenue was impacted by settlements for prior period adjustments. During the 2004 third quarter the Company received a favourable Pennsylvania Medicaid revenue adjustment of $6.1 million (US$4.6 million) compared to favourable Medicaid revenue adjustments of $2.7 million (US$1.9 million) in the prior year period. In addition, during the third quarter of 2003, the Company reduced revenue by $3.1 million (US$2.2 million) related to a provision for a prior year Medicare cost settlements.

Excluding the impact of any prior period Medicaid revenue adjustments, the Company benefited from a 4.5% average rise in Medicaid revenue per day in comparison to the 2003 third quarter. For a number of states, the increase in funding was primarily attributable to higher acuity care levels and funding for increased state assessment fees and taxes. The increase in provider taxes in the third quarter of 2004, in comparison to the same period last year, was $1.6 million (US$1.2 million).

In comparison to the 2003 third quarter, revenue from Canadian operations declined $0.1 million. Nursing and retirement homes disposed of contributed $0.9 million and $4.4 million to revenue for the 2004 and 2003 periods, respectively. Revenue from ongoing operations improved by $3.4 million due to the contribution from new Ontario homes of $2.4 million and to changes in funding to support greater care and staffing needs (flow-through funding), as well as rate increases, partially offset by a decline in home health care revenue.

Average occupancy of the Canadian operations on a same-facility basis was 97.8% in the third quarter of 2004 compared to 98.4% in the same prior year period, and 97.2% in the second quarter of 2004. During the third quarter of 2004, four of Extendicare’s Ontario nursing homes remained below the occupancy threshold, as was the case during the second quarter of 2004. As a result, $0.2 million of accommodation funding was deferred in the third quarter in the event that the four facilities do not achieve average occupancy levels of 97.0% for the year as a whole.

Canadian home health care operations experienced a $1.5 million decline in revenue in comparison to the third quarter of 2003. Home health care hours of service were 1,136,000 compared to 1,237,000 in the third quarter of 2003. The reduction in service hours resulted from constraints on service hours imposed by the Ontario Community Care Access Centres. However, a rise in service rates partially offset the impact of the lower volumes.

In comparison to the second quarter of 2004, Extendicare’s revenue increased $12.4 million, prior to an equal offsetting $12.4 million negative impact in the change in the foreign exchange rate. Revenue from U.S. operations grew by $12.7 million over the 2004 second quarter, prior to the impact of the stronger Canadian dollar. Nursing and assisted living centres no longer operated by the Company had contributed $3.2 million and $8.0 million to revenue prior to their disposal for the third and second quarters of 2004, respectively, resulting in a $4.8 million revenue decline. Revenue from ongoing operations increased $17.5 million, and included: $6.1 million (US$4.6 million) of favourable Medicaid adjustments in the third quarter; $3.0 million due to the additional day in the quarter; contributions from new facilities of $2.3 million; with the rest due to an increase in average daily Medicaid rates and overall resident occupancy. Revenue from Canadian operations declined by $0.3 million in the 2004 third quarter from the 2004 second quarter. The 2004 second quarter results included a favourable revenue adjustment of $1.8 million to reverse a provision taken in the first quarter of 2004 related to property tax funding. Excluding this item, when comparing the two quarters, revenue in the third quarter improved by $1.5 million due to one additional day in the quarter and funding improvements, partially offset by reduced revenue from home health care operations. ParaMed’s hours of service provided declined to 1,136,000 in the third quarter of 2004 from 1,162,000 in the second quarter of 2004.

Extendicare Inc. September 2004	12

EBITDA
The following illustrates EBITDA by country.

			Change		Change
	Q3	Q3	2004 over	Q2	Q3 over
(millions of dollars unless otherwise noted)	2004	2003	2003	2004	Q2/2004
EBITDA
United States	49.9	36.6	36.3%	45.2	10.4%
Canada	12.7	14.0	(9.3)%	13.8	(8.0)%

	62.6	50.7 (1)	23.5%	59.0	6.1%

EBITDA as a percent of revenue
United States	15.6	11.9		14.1
Canada	10.1	11.1		11.0
Total	14.0	11.7		13.3

(1)	does not add due to rounding

EBITDA rose $11.9 million, or 23.5%, to $62.6 million in the 2004 third quarter, and as a percent of revenue, increased to 14.0% from 11.7% in the 2003 third quarter.

In comparison to the 2003 third quarter, U.S. EBITDA rose $16.2 million in the 2004 third quarter, prior to the $2.9 million negative impact of the stronger Canadian dollar. As a percent of revenue, EBITDA improved to 15.6%. Nursing and assisted living facilities no longer operated by the Company had generated a loss at the EBITDA level of $0.7 million in the 2004 third quarter compared to income of $0.1 million in the comparable 2003 period, prior to their disposal. EBITDA from remaining operations improved by $17.0 million. Revenue improvements from ongoing operations of $36.3 million discussed above were partially offset by a $19.3 million rise in operating, administrative and lease costs, prior to the impact of the change in the foreign exchange rate. Operating and administrative costs rose primarily due to the rise in number and acuity level of residents served, in addition to inflationary increases. Items of note were: a $12.5 million, or 6.8%, rise in labour related costs, which included an average wage rate increase of 3.0% in nursing home operations; $1.6 million of higher state assessment and bed taxes imposed in association with the Medicaid funding changes; a $1.7 million rise in drug costs due to higher resident census and prices; higher costs of $6.0 million associated with new nursing and assisted living facilities; and a decline in other costs of $2.5 million.

EBITDA from Canadian operations declined $1.3 million to $12.7 million from the 2003 third quarter. After adjusting for the negative EBITDA variance associated with ceased operations of $0.5 million, EBITDA from remaining operations were lower by $0.8 million primarily due to labour cost increases in excess of funding, timing of resident care costs under the Ontario nursing home envelope, and a reduction in property tax funding. The $3.4 million improvement in revenue from remaining operations was offset by a $4.2 million rise in operating, administrative and lease costs. Items of note were: a rise in operating costs of approximately $2.1 million associated with the new Ontario facilities; a $1.3 million, or 1.4%, increase in labour related costs from remaining operations, which were primarily due to increases in nursing home staffing and wage rates in response to flow-through funding and other wage rate increases, partially offset by lower labour related costs in home health care operations due to less hours of service; and other cost increases of $0.8 million.

In comparison to the second quarter of 2004, EBITDA rose $3.6 million to $62.6 million from $59.0 million. EBITDA as a percent of revenue increased to 14.0% from 13.3% in the 2004 second quarter.

In comparison to the 2004 second quarter, EBITDA from U.S. operations improved $6.6 million to $49.9 million, prior to the negative $1.9 million impact of the stronger Canadian dollar. Favourable retroactive revenue adjustments of $6.3 million and increases in Medicaid rates and resident occupancy were partially offset by higher labour related costs in the nursing homes and a rise in state assessment and bed taxes associated with the increased Medicaid funding.

In comparison to the second quarter of 2004, Canadian EBITDA declined $1.1 million to $12.7 million from $13.8 million. The 2004 second quarter results included a $1.8 million reversal of a property tax funding provision. Excluding this, Canadian EBITDA improved by $0.7 million, primarily due to lower utility costs due to seasonality of $0.5 million.

Extendicare Inc. September 2004	13

Depreciation and amortization
Depreciation and amortization costs were lower by $1.7 million, of which $0.7 million was due to the change in the foreign exchange rate. The remaining improvement was primarily due to asset disposals, partially offset by higher depreciation associated with the new facilities.

Net interest costs
Net interest costs declined $3.6 million to $11.2 million from $14.8 million in the prior year period primarily due to lower average interest rates associated with the 2004 second quarter U.S. debt issue together with lower debt levels.

2004 Nine Months ended September 30, 2004

Net earnings
Extendicare’s net earnings for the nine months ended September 30, 2004 rose $22.5 million to $66.3 million ($0.94 per diluted share) from net earnings of $43.8 million ($0.62 per diluted share) in the same 2003 period. Results included a pre-tax loss of $8.5 million on the valuation of interest rate caps and a pre-tax gain from asset disposals, impairment and other items of $2.9 million in the first nine months of the year compared to a pre-tax gain of $0.9 million in the prior year period. The after-tax impact of these items was a gain of $2.1 million ($0.03 per diluted share) in 2004 and a gain of $0.9 million ($0.01 per diluted share) in 2003. Earnings from health care operations prior to these items rose to $60.1 million ($0.85 per diluted share) compared to $26.5 million ($0.37 per diluted share) in the prior year period.

	YTD	YTD
	Sept.	Sept.
(millions of dollars unless otherwise noted)	2004	2003	Change
Earnings from health care
United States	38.4	16.6	21.8
Canada	23.7	10.8	12.9

	62.2 (1)	27.4	34.8	(1)
Share of equity accounted earnings	4.1	16.3

Net earnings	66.3	43.8 (1)

US/Canadian dollar exchange (average rate for the period)	1.3280	1.4295

(1)	does not add due to rounding

The stronger Canadian dollar had a $2.8 million negative impact on net earnings for the nine months ended September 30, 2004 in comparison to the exchange rate used in the same 2003 period.

Revenue
Revenue increased $100.1 million, or 7.7% over the prior year period, before the impact of the change in the foreign exchange rate of $72.4 million.

	YTD	YTD
	Sept.	Sept.
(millions of dollars unless otherwise noted)	2004	2003	Change	Change %
Revenue
United States (prior to impact of change in foreign exchange rates)	1,019.5	929.5	90.0	9.7
Impact of change in foreign exchange rates	(72.4)	—	(72.4)	—

United States as reported	947.1	929.5	17.6	1.9
Canada	373.7	363.6	10.1	2.8

	1,320.8	1,293.1	27.7	2.1

US/Canadian dollar exchange (average rate for the period)	1.3280	1.4295

Extendicare Inc. September 2004	14

Revenue from U.S. operations contributed $90.0 million to the improvement over the first nine months of 2003, prior to the impact of the stronger Canadian dollar. Nursing and assisted living centres no longer operated by the Company had contributed $18.9 million and $27.5 million to revenue prior to their disposal for the 2004 and 2003 periods, respectively. Revenue from ongoing operations increased $97.3 million, or 10.8% over the prior year period, before the negative impact of the change in the foreign exchange rate of $71.0 million. This was due to several factors as summarized in the table below.

($ millions)
54.1 — increase in average nursing home rates (Medicare $24.0 million, Medicaid $24.7 million, and private/other $5.4 million);
16.6 — increase in nursing home resident census (Medicare $20.4 million, Medicaid $(2.3) million and private/other $(1.5) million);
12.3 — contribution from new nursing and assisted living facilities;
6.0 — increase in nursing home resident ancillary services, primarily therapy and rehabilitative services;
3.0 — increase in nursing home revenue due to the additional day in the period;
1.5 — improvement in assisted living operations due to higher rates;
1.1 — favourable prior period revenue adjustments (Medicare $3.1 million; Medicaid $(2.0) million); and
2.7 — favourable variance in other revenue.

Key Medicare and Medicaid statistics for the U.S. nursing home operations are summarized in the following table.

	YTD		YTD
	Sept.		Sept.
U.S. Nursing Home Operating Statistics	2004		2003		Change %
Average daily census (same-facility basis)
Medicare		2,092		1,914
Private/other		2,104		2,126
Medicaid		8,375		8,420

Total		12,571		12,460

Medicare as a percent of total census (same-facility basis)		16.7%		15.4%
Medicaid as a percent of total census (same-facility basis)		66.6%		67.6%

Average occupancy (same-facility basis)		91.9%		91.2%

Average revenue rate by payor source(1)
Medicare Part A and B	US$	353.68	US$	321.43	10.0
Private/other	US$	191.59	US$	183.71	4.3
Medicaid	US$	137.86	US$	130.29	5.8
Medicare Part A	US$	321.73	US$	292.93	9.8

(1)	excludes prior period settlement adjustments

U.S. Medicare patient census increased to 16.7% of total nursing home census from 15.4% in the first nine months of 2003. This improvement was due to management’s focus on that sector, which resulted in increased revenue of $20.4 million from Medicare payor sources in comparison to the first nine months of 2003. Total nursing home average daily census on a same-facility basis improved to 12,571 compared to 12,460 in the nine months ended September 30, 2003. Average U.S. nursing home occupancy grew to 91.9% compared to 91.2% in the same prior year period.

Average U.S. Medicare rates increased 10.0% to US$353.68 in the first nine months of 2004, in comparison to the same 2003 period. This was due to the 6.26% increase implemented by CMS on October 1, 2003, with the remaining improvement due to an increase in the acuity care levels of patients admitted.

U.S. revenue was impacted by settlements for prior period adjustments. Favourable Medicaid revenue adjustments of $4.4 million (US$3.3 million) were realized in the nine months ended September 30, 2004 compared to $6.4 million (US$4.5 million) in the prior year period. In addition, during the third quarter of 2003, the Company recorded a provision, or contractual revenue adjustment, of $3.1 million (US$2.2 million) related to prior year Medicare cost settlements.

Extendicare Inc. September 2004	15

Excluding the impact of the prior period Medicaid revenue settlements, the Company benefited from a 5.8% average rise in Medicaid revenue per day from the prior year period. For a number of states, the increase in funding was primarily attributable to higher acuity care levels and funding for increased state assessment fees and taxes. The increase in provider taxes in the nine months ended September 30, 2004, in comparison to the same period last year, was $6.4 million (US$4.5 million).

In comparison to the nine months ended September 30, 2003, revenue from Canadian operations increased $10.1 million. Nursing and retirement homes disposed of and the ceased home health care operations in British Columbia contributed $4.4 million and $16.9 million to revenue for the 2004 and 2003 periods, respectively. Revenue from ongoing operations improved by $22.6 million. The new Ontario homes added $12.8 million, while nursing home funding increases to support greater care and staffing needs (flow-through funding), as well as rate increases, contributed to the remaining improvements in nursing home revenue, which was partially offset by a decline in home health care revenue.

Average occupancy of the Canadian operations on a same-facility basis was 97.3% in the first nine months of 2004 compared to 98.0% in the same prior year period. During the nine months ended September 30, 2004, four of Extendicare’s Ontario facilities were below the 97.0% occupancy threshold required to sustain 100% accommodation funding, and therefore, $0.7 million of accommodation funding for the first nine months of 2004 has been deferred in the event that occupancy levels for these facilities do not achieve the 97.0% average for the year as a whole.

Canadian home health care operations experienced a $2.2 million decline in revenue after adjusting for the exit from the British Columbia home health care market in March of 2003. Home health care hours of service from ongoing operations were 3,450,000 compared to 3,663,000 in the first nine months of 2003. The reduction in service hours resulted from constraints on service hours imposed by the Ontario Community Care Access Centres. However, a rise in service rates partially offset the impact of the lower volumes.

EBITDA
The following is a reconciliation of earnings before income taxes and EBITDA for the nine months ended September.

	YTD	YTD
	Sept.	Sept.
(millions of dollars)	2004	2003
Earnings before income taxes	90.3	44.1
Add (deduct):
Depreciation and amortization	43.0	47.7
Interest, net	33.7	45.3
Valuation adjustment on interest rate caps	8.5	—
Loss (gain) from asset disposals, impairment and other items	(2.9)	(0.9)

EBITDA	172.6	136.2

The following illustrates EBITDA by country.

	YTD		YTD
	Sept.	% of	Sept.	% of	EBITDA	EBITDA
(millions of dollars unless otherwise noted)	2004	Revenue	2003	Revenue	Change	Change (%)
EBITDA
United States	138.8	14.7	102.2	11.0	36.6	35.8
Canada	33.8	9.0	34.0	9.4	(0.2)	(0.6)

	172.6	13.1	136.2	10.5	36.4	26.7

EBITDA rose $36.4 million or 26.7% to $172.6 million in the first nine months of 2004, and as a percent of revenue, increased to 13.1% from 10.5% in the same prior year period.

In comparison to the nine months ended September 30, 2003, U.S. EBITDA rose $47.2 million, prior to the $10.6 million negative impact of the stronger Canadian dollar, and as a percent of revenue, EBITDA improved to 14.7%. Nursing and assisted living facilities no longer operated by the Company had generated a loss at the EBITDA level of $0.6 million in the 2004 period compared to income of $2.2 million in the comparable 2003 period, prior to their disposal. EBITDA from remaining operations improved by $50.0 million. Revenue improvements from ongoing operations of $97.3 million

Extendicare Inc. September 2004	16

discussed above were partially offset by a $47.3 million rise in operating, administrative and lease costs, prior to the impact of the change in the foreign exchange rate. Higher operating and administrative costs were primarily related to the rise in number and acuity level of residents served, in addition to inflationary increases. Items of note were: a $23.8 million, or 4.2%, rise in labour related costs, which included an average wage rate increase of 3.0% in nursing home operations; $6.4 million of higher state assessment and bed taxes imposed in association with the Medicaid funding changes; a $5.6 million rise in drug costs due to higher resident census and prices; higher costs of $10.6 million related to the acquisition of new homes; and other cost increases of $0.9 million.

EBITDA from Canadian operations declined $0.2 million to $33.8 million from $34.0 million in the prior year period. After adjusting for the negative EBITDA variance associated with ceased operations of $1.0 million, EBITDA from remaining operations rose $0.8 million. The $22.6 million improvement in revenue was offset by a $21.8 million rise in operating, administrative and lease costs. Items of note were: approximately $10.7 million of additional operating costs associated with the new Ontario facilities; a $9.4 million, or 5.7%, rise in labour related costs, which were primarily due to nursing home staffing and wage rate changes in response to flow-through funding and other wage rate increases; and other cost increases of $1.7 million.

Depreciation and amortization
Depreciation and amortization costs were lower by $4.7 million, of which approximately $2.7 million was due to the change in the foreign exchange rate. The remaining decline was due to asset disposals, partially offset by higher depreciation associated with new facilities.

Net interest costs
Net interest costs declined by $11.6 million from the nine months ended September 30, 2003. During the first nine months of 2004, the Company recorded interest income of $3.5 million related to the June settlement of the Greystone transaction. The remaining $8.1 million improvement was primarily due to lower average interest rates associated with the 2004 second quarter U.S. debt issue together with lower debt levels. In addition, the stronger Canadian dollar contributed to the favourable variance in net interest costs by $1.5 million.

Liquidity and Capital Resources

Sources and Uses of Cash
At September 30, 2004, the Company had cash and cash equivalents of $72.5 million, compared with $74.8 million at December 31, 2003.

Cash flow generated from operations before working capital changes improved to $99.6 million in the nine months ended September 30, 2004 from $63.5 million in the same prior year period due to the improvement in earnings and the receipt during the 2004 second quarter of a $15.6 million cash dividend from Crown Life.

Cash flow from the net change in operating working capital (excluding cash and borrowings included in current liabilities) reflected a source of cash of $10.6 million, compared to a use of cash of $3.5 million in the prior year period. The 2004 source of cash reflects an increase in current taxes payable due to the improvement in taxable income, and a decline in accounts receivable, partially offset by a decline in accounts payable and increase in prepaid expenses. The decline in accounts payable related primarily to the timing of the payroll. The decline in accounts receivable during 2004 was primarily due to the cash receipt of certain Medicaid settlement receivables as discussed under the section “Significant Developments in 2004 — Medicare and Medicaid Settlement Receivables”.

Cash provided by investing activities totalled $11.0 million in the first nine months of 2004. During 2004 the Company received net cash proceeds of $42.5 million: $22.5 million of which related to the disposal of three Canadian nursing and retirement homes; $13.6 million related to the final settlement of the Greystone transaction; and $6.4 million resulted from the disposal of four U.S. nursing and assisted living centres. Proceeds from other assets of $24.9 million included $27.2 million of cash proceeds received on the settlement of the Tandem notes receivable during 2004. Acquisition costs of $8.8 million in 2004 related to the purchase of four Indiana facilities in June, and a Washington facility that was previously operated under lease arrangements in February. Property and equipment expenditures, excluding acquisitions and net of capital lease financing, totalled $47.6 million in the first nine months of 2004 compared to $44.3 million in the prior year period. The portion of these expenditures related to business growth — such as construction of facilities and bed additions — was approximately $16.8 million and $18.9 million, respectively. In the nine months ended September 30, 2004, the Company spent approximately $12.4 million on construction projects in the U.S. and approximately $4.4 million on the construction of new Ontario nursing homes. The remaining property and equipment expenditures represented periodic

Extendicare Inc. September 2004	17

capital improvements and routine replacement of capital items, which totalled $30.8 million in 2004 compared to $25.4 million in the first nine months of 2003.

The Company used cash of $123.2 million in financing activities during the nine months ended September 30, 2004. Cash used in the net change in long-term debt of $110.5 million primarily related to the net impact of the U.S. debt issue and early retirement of long-term debt. In addition, financing costs of $16.3 million were incurred in association with the U.S. debt issue. Remaining changes were associated with the purchase of shares for cancellation and a decrease in investments held for self-insured liabilities. In the nine months ended September 30, 2003, cash provided by financing activities of $5.5 million reflected the decline in investments held for self-insured liabilities and net increase in long-term debt, in excess of amounts used to acquire shares for cancellation.

Capital Structure

	Sept. 30	Dec. 31	Dec. 31
(millions of dollars unless otherwise noted)	2004	2003	2002
Share capital (including contributed surplus)
Multiple Voting and Subordinate Voting shares	296.3	294.6	299.1
Preferred shares	17.4	17.7	18.2

	313.7	312.3	317.3
Retained earnings (deficit)	95.7	32.0	(26.5)
Foreign currency translation adjustment account	7.4	12.1	67.2

Shareholders’ equity	416.8	356.4	358.0

Long-term debt, including current portion	639.5	757.5	852.9

Long-term debt to equity (ratio)	1.53:1	2.13:1	2.38:1

Multiple and Subordinate Voting shares (number at period end)	68,776,178	68,487,903	69,664,103

US/Canadian dollar exchange (rate at period end)	1.2616	1.2965	1.5776

			Number of	Closing
	Old	New	Shares	Market
Share Information	Stock Symbol	Stock Symbol	Outstanding(1)	Value(1)
Subordinate Voting Shares	EXE.A	EXE.SV	56,872,611	$16.76
Multiple Voting Shares	EXE	EXE.MV	11,911,692	16.79
Class I Preferred Shares
Cumulative Redeemable, Series 2	EXE.PR.B	EXE.PR.B	104,505	27.00
Adjustable Dividend, Series 3	EXE.PR.C	EXE.PR.C	93,310	21.50
Adjustable Dividend, Series 4	EXE.PR.D	EXE.PR.D	241,240	22.50
Class II Preferred Shares, Series 1	EXE.PR.E	EXE.PR.E	382,979	20.30

(1)	At October 31, 2004, per the Toronto Stock Exchange.

Effective November 15, 2004, Extendicare’s trading symbols for its two classes of common stock listed on the Toronto Stock Exchange will be changed. The symbol for the Company’s Multiple Voting Shares will change from EXE to EXE.MV. The symbol for the Subordinate Voting Shares will change from EXE.A to EXE.SV.

In addition, the Company’s trading symbol for its Subordinate Voting Shares listed on the New York Stock Exchange will change from EXE.A to EXE.

The closing rates used to translate assets and liabilities of the U.S. operations were 1.2616 at September 30, 2004 and 1.2965 at December 31, 2003. As a result of the stronger Canadian dollar, the Company’s assets of its U.S. operations decreased by $23.7 million at the end of September 2004 and were partially offset by a decrease in liabilities of $19.0 million. The $4.7 million net change in these assets and liabilities resulted in a decrease in the foreign currency translation adjustment account to $7.4 million.

Extendicare Inc. September 2004	18

Long-term Debt
Long-term debt, including the portion due within one year, declined $118.0 million to $639.5 million at September 30, 2004. The change in the foreign exchange rate on translation of U.S. dollars decreased long-term debt by $7.4 million. Increases in long-term debt occurred during 2004 due to the issuance of the 2014 Notes for proceeds of $163.1 million and the issuance of $7.4 million of notes payable in association with the refinancing of existing notes payable. Long-term debt was reduced during 2004 due to the redemption of the 2007 Notes of $229.4 million, the early retirement of $29.9 million (US$22.5 million) of Industrial Development Revenue Bonds, the early retirement of $9.8 million in mortgages associated with the three Canadian facilities, which were sold, and the refinancing of $7.4 million of notes payable. The remaining decline in debt levels was due to scheduled regular repayments of $4.6 million.

After taking into account interest rate swap agreements, the weighted average interest rate of all long-term debt at September 30, 2004 was approximately 7.1%, compared to 7.8% at December 31, 2003. In addition, after considering swap agreements in place to convert fixed-rate debt to floating rates, 44.5% of the long-term debt was effectively at fixed rates at the end of September 2004.

During the second quarter of 2004, EHSI issued US$125.0 million aggregate principal amount of 6.875% Senior Subordinated Notes due May 2014, and retired its 9.35% US$200.0 million Senior Subordinated Notes due 2007. The net proceeds from the 2014 Notes were approximately US$117.4 million (net of a US$3.1 million discount and fees and expenses of US$4.5 million). In addition, EHSI terminated its existing interest rate swap and cap arrangements on a notional US$150.0 million, and entered into new interest rate swap and cap arrangements on a notional US$275.0 million.

In April 2004 EHSI’s 9.5% Senior Notes due 2010 (the “2010 Senior Notes”) were upgraded by Moody’s Investors Service from “B2” to “B1”. The 2014 Notes issued in April were assigned a “B-” rating by Standard & Poor’s Ratings Service, and EHSI’s amended and restated credit facility was assigned a “BB-” rating.

2014 Notes
The 2014 Notes were issued pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended. In August EHSI completed its offer to exchange new 2014 Notes that had been registered under the Securities Act for the 2014 Notes issued in April. The terms of the new 2014 Notes are identical to those issued in April, and are fully and unconditionally guaranteed on a senior subordinated unsecured basis, jointly and severally, by all of EHSI’s existing and future significant U.S. domestic subsidiaries, by all of its existing and future U.S. domestic subsidiaries that guarantee or incur any indebtedness and by any other existing and future significant subsidiaries or restricted subsidiaries of EHSI that guarantee or otherwise provide direct credit support for indebtedness of EHSI or any of its U.S. domestic subsidiaries. The 2014 Notes and guarantees are general unsecured obligations of EHSI and its subsidiaries.

Amendment and Restatement of Credit Facility
In connection with the April 2004 issuance of the 2014 Notes, EHSI amended and restated its credit facility, the terms of which include the following changes, among other things:

•	a two year maturity extension to June 28, 2009;
•	an additional US$50.0 million of senior secured financing on a revolving basis, resulting in total borrowing capacity of US$155.0 million;
•	an interest rate spread ranging from LIBOR plus 2.50% per annum to 3.25% per annum or the base rate plus 1.50% per annum to 2.25% per annum, subject, in each case, to adjustments based on EHSI’s senior leverage ratio;
•	a commitment fee of 0.50% per annum on the undrawn capacity regardless of utilization; and
•	changes to the collateral securing the facility to permit EHSI to substitute certain assets with other assets.

The credit facility is used to back letters of credit and for general corporate purposes. Borrowings under the credit facility bear interest, at EHSI’s option, at the Eurodollar rate or the prime rate, plus applicable margins. As of September 30, 2004 and December 31, 2003, the Company had no borrowings under the credit facility. The unused portion of the credit facility that is available for working capital and corporate purposes, after reduction for outstanding letters of credit of US$23.9 million, was US$131.1 million as of September 30, 2004.

The credit facility is secured by a perfected, first priority security interest in certain tangible and intangible assets and all of EHSI’s capital stock and the capital stock of its subsidiary guarantors. The credit facility is also secured by a pledge of 65% of the voting stock of EHSI’s foreign subsidiaries, including its subsidiary guarantor’s foreign subsidiaries, if any. The credit facility contains customary covenants and events of default and is subject to various mandatory prepayment and commitment reductions. EHSI is permitted to make voluntary prepayments at any time under the credit facility.

Extendicare Inc. September 2004	19

The credit facility requires that EHSI complies with various financial covenants, including fixed charge coverage, debt leverage, and tangible net worth ratios. EHSI is in compliance with all of the financial covenants as of September 30, 2004.

Interest Rate Swap and Cap Arrangements
In April 2004, coterminous with the issuance of the 2014 Notes, EHSI terminated its existing interest rate swap and cap agreements. To hedge its exposure to fluctuations in the market value, EHSI entered into two new interest rate swap and two new interest rate cap agreements relating to its 2010 Senior Notes and the 2014 Notes, for a notional US$275.0 million. The interest rate swap arrangements are designated as highly effective fair value hedges, and as a result, changes in market value of the swaps are offset by changes in market value of the hedged debt instruments. EHSI uses the interest rate cap arrangements to offset possible increases in interest payments under the respective swaps caused by increases in market interest rates over a certain level. Under the terms of the cap arrangements, the counterparty can call the cap if the respective swap is terminated. Neither of the cap arrangements qualifies as a hedging instrument under generally accepted accounting principles, and therefore, changes in market value are recorded in earnings.

With respect to the 2010 Senior Notes, EHSI entered into an interest rate swap agreement expiring July 1, 2010, with a notional amount of US$150.0 million (the “2010 Swap”). The 2010 Swap effectively converted up to US$150.0 million of fixed interest rate indebtedness into variable interest rate indebtedness. Under the terms of the 2010 Swap, the counterparty can call the swap at any time on or after July 1, 2006, with payments as determined under the agreement. This call option is a mirror image of the embedded call option in the debt instrument. EHSI also entered into an interest rate cap agreement expiring July 1, 2010, with a notional amount of US$150.0 million (the “2010 Cap”). Under the terms of the 2010 Cap, EHSI paid an upfront fee of US$3.5 million to the counterparty, and the change in fair value of this fee is recorded in the earnings statement. EHSI will receive a variable rate of interest equal to the excess, if any, of the six-month LIBOR, adjusted semi-annually, over the cap rate of 7%.

With respect to the 2014 Notes, EHSI also entered into an interest rate swap agreement expiring May 1, 2014, with a notional amount of US$125.0 million (the “2014 Swap”). This agreement effectively converted up to US$125.0 million of fixed interest rate indebtedness into variable interest rate indebtedness. Under the terms of the 2014 Swap, the counterparty can call the swap at any time on or after May 1, 2009, with payments as determined under the agreement. This call option is a mirror image of the embedded call option in the debt instrument. EHSI also entered into an interest rate cap agreement expiring May 1, 2014, with a notional amount of US$125.0 million (the “2014 Cap”). Under the 2014 Cap, EHSI pays a fixed rate of interest equal to 0.75% to the counterparty and receives a variable rate of interest equal to the excess, if any, of the six-month LIBOR, adjusted semi-annually, over the cap rate of 7%.

As of September 30, 2004, the fair value of the 2010 Cap was an asset of $2.1 million (US$1.7 million), and the fair value of the 2014 Cap was a liability of $5.7 million (US$4.5 million). The fair values of the interest rate caps are dependent on the projected six-month LIBOR, which is influenced by long-term rates, and the volatility of these rates. As a result of a decline in the volatility of rates at September 30, 2004, the value of EHSI’s interest rate caps declined and resulted in a valuation adjustment expense of $8.5 million (US$6.3 million).

Normal Course Issuer Bid
The Company has been acquiring its common shares for cancellation since 1998 under the terms of its normal course issuer bids. Since 1998, the Company has acquired 7,912,500 Multiple Voting and Subordinate Voting shares at a cost of $36.2 million, or an average cost of $4.58 per share. During the nine months ended September 30, 2004 the Company acquired 235,200 Subordinate Voting and Multiple Voting shares at a cost of $3.2 million, or an average cost of $13.53 per share. This bid expires on November 26, 2004. Subject to regulatory approval, the Board of Directors of the Company intends to commence a Normal Course Issuer Bid on November 29, 2004, for just less than 5% each of the Company’s outstanding Subordinate Voting, Multiple Voting and Class II Preferred, Series 1 shares.

Long-term Incentive Plan
In May 2004 the Board of Directors of the Company approved an amendment to the Company’s Subordinate Voting Shares stock option plan, and has received approval for the amendments from the Toronto Stock Exchange (TSX). The amendments add the ability to grant tandem share appreciation rights (SARs) with option grants. Tandem SARs give the grantee the option to surrender to the Company, unexercised, the right to subscribe for the Subordinate Voting Shares pursuant to his grant under the related stock option, and to receive from the Company an amount equal to the excess of the fair market value of the Subordinate Voting Shares on the effective date of exercise, over the aggregate option price of such shares in respect of which the option is surrendered. Awards pursuant to the Company’s Amended and Restated Subordinate Voting Share Option and Tandem SAR Plan (the “Plan”) shall be exercisable only to the extent that the option has vested, such period not to exceed 10 years, as determined by the Board at the time of granting. The Company has not increased the number of Subordinate Voting Shares reserved for issuance under its Plan, and to the extent that awards

Extendicare Inc. September 2004	20

pursuant to the Plan result in the exercise of tandem SARs, the equivalent number of Subordinate Voting Shares will be reduced from the number reserved and available under the Plan for future grants. Awards that include tandem SARs are accounted for on a fair value basis so that the change in fair value of the underlying Subordinate Voting Shares is recognized in earnings.

On May 6, 2004, the Board granted 96,000 tandem SARs pursuant to the Plan at an exercise price of $14.82 per share, and on August 3, 2004, the Board granted 344,000 tandem SARs at an exercise price of $14.50 per share. The options vest at a rate of 25% on the anniversary date of grant over a four-year period and expire on May 6, 2014 and August 3, 2014, respectively.

During the first nine months of 2004, 523,475 Subordinate Voting Shares were issued on the exercise of stock options. As at September 30, 2004, 3,859,500 Subordinate Voting Shares were reserved under the Plan of which a total of 2,174,525 Subordinate Voting Shares had been granted. Of the options granted 939,025 were exercisable.

Future Liquidity and Capital Resources
Management believes that cash from operations together with available bank credit facilities will be sufficient to support ongoing operations and capital expenditures, service debt obligations and pay preferred share dividends. At September 30, 2004, EHSI had cash and cash equivalents of US$29.1 million and US$131.1 million available under its revolver loan, and Extendicare’s Canadian operations had cash and available bank lines totalling $36.0 million.

Capital Expenditures
Capital expenditures for 2004, excluding acquisitions, are estimated to be $75.0 million, including $26.0 million for growth construction projects. ECI has spent $4.4 million to complete the new Ontario homes in 2004. The remaining $21.6 million (US$16.0 million) is planned for U.S. construction projects.

As of September 30, 2004, EHSI had capital expenditure commitments outstanding of approximately US$28.3 million. Phase I of EHSI’s construction program consists of seven projects to add 165 beds during 2004 and 2005. Four of the projects were completed in the first half of 2004, representing a 20-bed addition to a nursing facility, a 16-unit and 30-unit addition to assisted living centres, and a 40-unit free-standing assisted living facility. The cost of the projects is expected to be US$15.7 million, of which US$4.3 million was spent in 2003 and US$6.5 million in 2004. Furthermore, Phase II of the development plans is a proposal for eight new projects that will add 325 units in 2005 and 2006 for a cost of approximately US$36.3 million, of which US$2.8 million was spent in 2004.

Accrual for Self-insured Liabilities
At the end of September 2004, the Company’s accrual for self-insured general and professional liabilities was $83.2 million compared to $95.4 million at the beginning of the year. Claims payments, net of the current period provision, decreased the accrual by $10.1 million in the nine months ended September 30, 2004, with the change in the foreign exchange rate accounting for a further $2.1 million decline. The accrual for self-insured liabilities includes estimates of the costs of both reported claims and claims incurred but not yet reported. Provisions recorded in the first nine months of 2004 and 2003 for potential general and professional liability claims were $11.2 million and $9.9 million, respectively. Payments for self-insured liabilities in the first nine months of 2004 and 2003 were $21.4 million and $27.2 million, respectively. Payments for the third quarter of 2004 were $12.8 million in comparison to $4.4 million in the same 2003 quarter. This increase relates to the Company’s discontinued operations as management endeavours to settle the backlog of these claims. The Company exited the nursing home markets of the highly litigious States of Florida and Texas in 2000 and 2001, respectively. As a result, accruals for general and professional liabilities declined significantly from the 2001 level, and in 2003 the Company experienced a tapering off of payments made for resident care liability claims, reflecting the wind-down of claims associated with discontinued operations. The Company completed an interim independent actuarial review, based on September 30, 2004 data, which confirmed the adequacy of the balance sheet reserves for resident care liability claims. The Company estimates that $31.5 million of the accrual for self-insured general and professional liabilities will be paid within the next year. The timing of payments is not directly in the Company’s control and therefore, estimates could change in the future. Management believes the Company has provided sufficient reserves as of September 30, 2004 for estimated costs of self-insured liabilities.

Extendicare Inc. September 2004	21

The Company invests funds to support the accrual for self-insured liabilities. These funds, reported as part of “Other Assets”, totalled $34.8 million at the end of September 2004, compared to $40.6 million at the end of December 2003. Most of the risks that the Company self-insures are long-term in nature and, accordingly, claims payments for any particular policy year occur over a long period of time. The Company believes that it has sufficient cash resources to meet its estimated current claims payment obligations.

Related Party Transaction

Up until the end of June 2004, Extendicare paid rent to Crown Life for the rental of certain office premises, which for the first six months of 2004 was $0.7 million, compared to $1.0 million in the nine months ended September 30, 2003.

Off-balance Sheet Arrangements

The Company has two interest rate swap arrangements, as discussed under the section “Liquidity and Capital Resources — Capital Structure — Interest Rate Swap and Cap Arrangements”. As of September 30, 2004, the fair value of the interest rate swaps designated as fair value hedges is an asset of $1.1 million (US$0.9 million) and is offset by a corresponding change in the fair value of the hedged long-term debt obligation, both of which are off-balance sheet amounts.

Controls and Procedures

Evaluation of disclosure controls and procedures
The Company’s management evaluated, with the participation of the Company’s Chief Executive Officer, and Senior Vice-President and Chief Financial Officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Multilateral Instrument 52-109 under the Ontario Securities Act, and Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934) as of the end of the 2004 quarter. Based upon their evaluation of these disclosure controls and procedures, the Chief Executive Officer, and Senior Vice-President and Chief Financial Officer concluded that the disclosure controls and procedures were effective, as of the end of the 2004 quarter, to ensure that material information relating to the Company (including its consolidated subsidiaries) was made known to them by others within those entities, particularly during the period in which this quarterly report was being prepared.

Changes in internal control
There was no change in the Company’s internal control over financial reporting that occurred during the 2004 quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Recent Accounting Changes

Hedging
Effective January 1, 2004, the Company adopted CICA Accounting Guideline 13 (AG 13), “Hedging Relationships” along with subsequent amendments. AG 13 establishes guidance for the identification, designation and documentation of the hedging relationship, and an assessment of the effectiveness of the hedging relationship. Hedge accounting is discontinued for any hedging relationships that do not meet the requirements of the guideline. Currently, the only hedging relationships the Company has are its interest rate swaps, which effectively convert fixed-rate debt to floating rates. At the beginning of the year, the Company had an interest rate cap for a notional US$150.0 million, which under the new criteria, only US$32.0 million qualified as an effective cash flow hedge to limit increases in interest payments under variable-rate debt obligations. The remainder of the interest rate cap, with a notional amount of US$118.0 million, did not qualify as an effective hedge, and as such, the Company on transition of the new rules, recognized an associated unrealized loss of $0.8 million (US$0.6 million), which amount was deferred in other assets to be recognized in earnings over the remaining term of the interest rate cap to December 2007. In the second quarter of 2004, the Company terminated this interest rate cap arrangement, and as a result wrote off the balance of the deferred unrealized loss of $0.8 million. Two new interest rate cap arrangements were entered into during the second quarter of 2004, which also do not qualify as effective hedges. At the end of September 2004, the interest rate caps were fair valued, and a charge of $8.5 million was reported in income during the first nine months of 2004.

Extendicare Inc. September 2004	22

Forward-looking Statements

Statements contained in this report other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions.

These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes.

Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.

Extendicare Inc. September 2004	23

EXTENDICARE INC.
Consolidated Statements of Earnings
(unaudited)

	Three months ended		Nine months ended
(thousands of dollars except per share amounts)	September 30		September 30
	2004	2003	2004	2003
Revenue
Nursing and assisted living centres
United States	307,401	294,044	909,798	891,774
Canada	92,289	90,858	272,655	257,166
Outpatient therapy — U.S.	3,722	4,171	11,316	12,501
Home health — Canada	31,915	33,440	95,868	101,218
Other	10,274	10,541	31,175	30,412

	445,601	433,054	1,320,812	1,293,071
Operating and administrative costs	379,059	377,530	1,135,903	1,142,803

Earnings before undernoted	66,542	55,524	184,909	150,268

Lease costs	3,976	4,873	12,309	14,041
Depreciation and amortization	14,142	15,816	42,964	47,672
Interest, net	11,211	14,768	33,738	45,323
Valuation adjustment on interest rate caps	2,613	—	8,478	—
Loss (gain) from asset disposals, impairment and other items	5,399	—	(2,857)	(905)

Earnings before income taxes	29,201	20,067	90,277	44,137

Income taxes
Current	14,097	5,521	46,352	11,102
Future (reduction)	(3,425)	1,977	(18,249)	5,593

	10,672	7,498	28,103	16,695

Earnings from health care	18,529	12,569	62,174	27,442
Share of equity accounted earnings	1,083	1,197	4,119	16,325

Net earnings	19,612	13,766	66,293	43,767

Earnings per share
Basic	0.29	0.20	0.96	0.63
Diluted	0.28	0.19	0.94	0.62

Extendicare Inc. September 2004	24

EXTENDICARE INC.
Consolidated Statements of Cash Flows

(unaudited)

	Three months ended		Nine months ended
(thousands of dollars)	September 30		September 30
	2004	2003	2004	2003
Cash provided by (used in) operations
Net earnings	19,612	13,766	66,293	43,767
Adjustments for:
Depreciation and amortization	14,142	15,816	42,964	47,672
Provision for self-insured liabilities	3,706	3,240	11,218	9,915
Payments for self-insured liabilities	(12,827)	(4,379)	(21,365)	(27,245)
Future income taxes	(3,425)	1,977	(18,249)	5,593
Valuation adjustment on interest rate caps	2,613	—	8,478	—
Loss (gain) from asset disposals, impairment and other items	5,399	—	(2,857)	(905)
Dividends received from equity investments, net of undistributed share of earnings	(1,083)	(1,197)	11,473	(16,325)
Other	597	(246)	1,658	1,016

	28,734	28,977	99,613	63,488
Net change in operating working capital, excluding cash
Accounts receivable	(2,654)	5,077	7,417	10,589
Inventories, supplies and prepaid expenses	824	2,444	(4,777)	(1,506)
Accounts payable and accrued liabilities	(5,848)	(4,488)	(6,166)	(12,866)
Income taxes	1,741	689	14,135	265

	22,797	32,699	110,222	59,970

Cash provided by (used in) investment activities
Property and equipment	(13,980)	(16,382)	(47,640)	(44,252)
Acquisitions	—	—	(8,750)	—
Net proceeds from dispositions	10,393	—	42,496	2,047
Other assets	(2,770)	(1,260)	24,863	(641)

	(6,357)	(17,642)	10,969	(42,846)

Cash provided by (used in) financing activities
Issue of long-term debt	—	—	170,480	11,021
Repayment of long-term debt	(16,866)	(4,348)	(281,029)	(8,980)
Decrease (increase) in investments held for self-insured liabilities	103	(2,336)	5,150	8,030
Purchase of shares for cancellation	(1,813)	(2,984)	(3,565)	(5,766)
Financing costs	4	(121)	(16,293)	(156)
Other	1,075	957	2,098	1,379

	(17,497)	(8,832)	(123,159)	5,528

Foreign exchange gain (loss) on cash held in foreign currency	(2,391)	29	(423)	(7,326)

Increase (decrease) in cash and cash equivalents	(3,448)	6,254	(2,391)	15,326
Cash and cash equivalents at beginning of period	75,903	61,696	74,846	52,624

Cash and cash equivalents at end of period	72,455	67,950	72,455	67,950

Cash and cash equivalents represent cash and short-term investments less bank overdraft. Cash interest paid in the determination of the earnings for each of the nine months ended September 30, 2004 and 2003 was $43.3 million and $53.5 million, respectively. Cash taxes paid for each of the nine months ended September 30, 2004 and 2003 were $32.2 million and $10.8 million, respectively.

Extendicare Inc. September 2004	25

EXTENDICARE INC.
Consolidated Balance Sheets

(unaudited)

	September 30	December 31
(thousands of dollars)	2004	2003
Assets
Current assets
Cash and short-term investments	72,455	74,846
Accounts receivable	155,659	150,048
Assets under divestiture agreement	—	43,722
Income taxes recoverable	—	9,654
Future income taxes	37,290	34,571
Inventories, supplies and prepaid expenses	17,862	13,928

	283,266	326,769
Property and equipment	794,944	821,682
Goodwill and other intangible assets	94,485	97,558
Other assets	152,010	205,629

	1,324,705	1,451,638
Equity accounted investments	130,411	141,779

	1,455,116	1,593,417

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	235,367	254,848
Income taxes payable	4,174	—
Accrual for self-insured liabilities	31,540	32,413
Current maturities of long-term debt	7,074	7,409
Deposits under divestiture agreement	—	38,895

	278,155	333,565
Accrual for self-insured liabilities	51,655	62,990
Long-term debt	632,470	750,094
Other long-term liabilities	14,500	13,358
Future income taxes	61,577	76,977

	1,038,357	1,236,984
Share capital and contributed surplus	313,651	312,328
Retained earnings	95,677	31,959
Foreign currency translation adjustment account	7,431	12,146

	1,455,116	1,593,417

Closing US/Cdn. dollar exchange rate	1.2616	1.2965

EXTENDICARE INC.
Consolidated Statements of Retained Earnings (Deficit)

(unaudited)

	Nine months ended
(thousands of dollars)	September 30
	2004	2003
Retained Earnings (Deficit)
Balance at beginning of period	31,959	(26,545)
Earnings for the period	66,293	43,767
Purchase of shares below/(in excess of) book value	(2,087)	313
Preferred share dividends	(488)	(580)

Balance at end of period	95,677	16,955

Extendicare Inc. September 2004	26

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements

1.     Basis of Presentation
The unaudited interim period consolidated financial statements of Extendicare Inc. have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include those of Extendicare Inc. and its subsidiaries (“Extendicare” or the “Company”). Health care operations are conducted through wholly owned subsidiaries, Extendicare Health Services, Inc. and its subsidiaries (EHSI) in the United States, and Extendicare (Canada) Inc. and its subsidiaries (ECI) in Canada. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the annual audited consolidated financial statements. All dollar amounts are in Canadian dollars unless otherwise indicated. These unaudited interim period consolidated financial statements should be read together with the annual audited consolidated financial statements and the accompanying notes included in the Company’s 2003 Annual Report.

Certain reclassifications have been made to the prior period results to conform to the 2004 presentation.

2.     Change in Accounting Policies
Effective January 1, 2004, the Company adopted the following accounting pronouncements, none of which, other than the new rules for hedging relationships as indicated below, had a material impact on the financial results: hedging relationships; impairment of long-lived assets; asset retirement obligations; revenue recognition; and revenue arrangements with multiple deliverables.

Hedging
Effective January 1, 2004, the Company adopted CICA Accounting Guideline 13 (AG 13), “Hedging Relationships” along with subsequent amendments. AG 13 establishes guidance for the identification, designation and documentation of the hedging relationship, and an assessment of the effectiveness of the hedging relationship. Hedge accounting is discontinued for any hedging relationships that do not meet the requirements of the guideline. Currently, the only hedging relationships the Company has are its interest rate swaps, which effectively convert fixed-rate debt to floating rates. At the beginning of the year, the Company had an interest rate cap for a notional US$150.0 million, which under the new criteria, only US$32.0 million qualified as an effective cash flow hedge to limit increases in interest payments under variable-rate debt obligations. The remainder of the interest rate cap, with a notional amount of US$118.0 million, did not qualify as an effective hedge, and as such, the Company on transition of the new rules, recognized an associated unrealized loss of $0.8 million (US$0.6 million), which amount was deferred in other assets to be recognized in earnings over the remaining term of the interest rate cap to December 2007. In the second quarter of 2004, the Company terminated this interest rate cap arrangement, and as a result wrote off the balance of the deferred unrealized loss of $0.8 million. Two new interest rate cap arrangements were entered into during the second quarter, which also do not qualify as effective hedges. The interest rate caps are being fair valued and a charge of $2.6 million was reported in income for the third quarter and $8.5 million for the nine months ended September 30, 2004.

Impairment of Long-lived Assets
Effective January 1, 2004, the Company adopted CICA Handbook Section 3063, which establishes new standards for the recognition, measurement, and disclosure of the impairment of long-lived assets. Changes to existing practice include, among others, the determination of an impairment of assets held for use under a two-step process and the measurement of an impairment loss as the amount by which the long-lived asset’s carrying amount exceeds its fair value. There has been no significant impact on the Company’s financial statements as a result of adopting this policy.

Asset Retirement Obligations
Effective January 1, 2004, the Company adopted CICA Handbook Section 3110, which establishes new standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards apply to legal obligations associated with the retirement of a tangible long-lived asset that results from acquisition, construction, development or normal operations, and require the Company to record the fair value of a liability for an asset retirement obligation. There has been no impact on the Company’s financial statements as a result of adopting this policy.

Employee Future Benefits
In March 2004, the CICA amended Handbook Sections 1751, “Interim Financial Statements” and 3461, “Employee Future Benefits” to require additional interim and annual disclosures. Section 1751 was amended to require disclosure of total future benefit cost in interim financial statements for interim periods ending on or after June 30, 2004. The Company has adopted this accounting pronouncement and has reported the future benefit expense in note 14.

Extendicare Inc. September 2004	27

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements

3.     Acquisitions
In June 2004 EHSI acquired four nursing homes (321 beds) located in Indiana for cash of $6.9 million (US$5.0 million). In February 2004 EHSI acquired for cash of $1.9 million (US$1.4 million) a skilled nursing facility in Washington that it had operated previously under a lease arrangement.

4.     Loss (Gain) from Asset Disposals, Impairment and Other Items

	Three months ended		Nine months ended
(thousands of dollars)	September 30		September 30
	2004	2003	2004	2003
Loss (gain) from dispositions
United States
Completion of divestiture	—	—	(6,616)	—
Sale of nursing and assisted living facilities	753	—	753	—
Canada sale of nursing and retirement homes	(599)	—	(13,256)	176

Issuance and retirement of debt
Tender and call premiums	—	—	7,805	—
Legal expenses	—	—	390	—
Write-off of deferred financing costs	—	—	3,167	—
Bond discount and foreign exchange	—	—	(771)	—
Termination of interest rate swap and cap	—	—	(3,661)	—

Loss on repayment of notes due from Tandem	—	—	1,720	—
Provision for impairment of nursing homes	—	—	2,125	—
Write-off of long-term investment	5,046	—	5,046	—

Other	199	—	441	(1,081)

	5,399	—	(2,857)	(905)

In June 2004, EHSI concluded the sale with Greystone Tribeca Acquisition, L.L.C. (Greystone) of the divestiture agreement for 15 Florida nursing and assisted living facilities previously owned and operated by EHSI, which Greystone had been operating since September 2000. The initial transaction in 2000 was treated as a deferred sale since a significant portion of the final consideration was contingent on certain events, and because EHSI held an option to repurchase the facilities. EHSI received US$10.0 million as final payment of the contingent consideration resulting in a pre-tax gain of $6.6 million (US$4.9 million).

In August 2004, EHSI disposed of its Arkansas operation, which consisted of a 96-bed nursing facility and three assisted living facilities (181 units) located on one campus. Gross sale proceeds were $8.0 million (US$6.1 million) and consisted of cash and a $1.2 million (US$0.9 million) five-year note, resulting in a pre-tax loss of $0.8 million (US$0.6 million).

In September 2004, ECI sold its only nursing home in British Columbia (75 beds) for gross proceeds of $5.5 million, which resulted in a pre-tax gain of $0.6 million. Of the proceeds, $4.7 million was used to retire $3.2 million of long-term debt related to the home and to pay $1.5 million for other costs of disposition. In February the Company reported a gain on sale of two Ontario homes (275 beds) for gross proceeds of $19.6 million resulting in a pre-tax gain of $12.7 million. A portion of the proceeds were used to retire long-term debt of $6.6 million associated with the homes.

In the second quarter of 2004, as a result of the tender and call of EHSI’s 9.35% Senior Subordinated Notes due 2007 (the “2007 Notes”), the Company booked the following amounts: the consolidated net premiums paid for the early redemption of the 2007 Notes of $7.8 million (US$5.8 million); legal fees of $0.4 million (US$0.3 million); the write-off of deferred financing charges of $3.2 million (US$2.4 million); and a gain from unamortized bond discount and foreign exchange of $0.8 million. In addition, pursuant to the termination of the existing interest rate swap and cap arrangements, a consolidated net gain of $3.7 million (US$2.7 million) was recorded.

Extendicare Inc. September 2004	28

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements

Also, in the second quarter of 2004 EHSI accepted a cash pre-payment of US$16.2 million for US$17.0 million of notes receivable due 2007 from Tandem Health Care, Inc. from a previous divestiture. After payment of associated selling expenses of US$0.5 million, EHSI recorded a pre-tax loss of $1.7 million (US$1.3 million). In addition, based on a formal decision to close an 86-bed nursing facility in Indiana, EHSI recorded a pre-tax loss on impairment of assets of $2.1 million (US$1.6 million).

In September of 2004, EHSI recorded a pre-tax charge of $5.0 million (US$4.0 million) to write-off its investment in an Omnicare, Inc. (Omnicare) warrant, which EHSI received in connection with the 1998 sale of its pharmacy operations. The warrant is to acquire 1.5 million of Omnicare stock at an exercise price of US$48.00 per share and the exercise period expires September 16, 2005. Management decided to write-off the investment in the third quarter as the likelihood of the securities being in-the-money before they expire had significantly declined as a result of the recent decrease in Omnicare’s share price.

In the first and third quarters of 2004, EHSI prepaid in full US$13.0 million and US$9.5 million, respectively, of Industrial Development Revenue Bonds that resulted in the pre-tax write-off of $0.6 million of deferred financing costs. In Canada ECI sold non-core assets for a pre-tax gain of $0.2 million in the second quarter.

5.     Property and Equipment
As of September 30, 2004, EHSI had capital expenditure commitments outstanding of approximately $35.7 million (US$28.3 million). EHSI is in the process of completing seven new developments (Phase I) to add 165 beds during 2004 and 2005. Four of the projects were completed in the first half of 2004, representing a 20-bed addition to a nursing facility, 16-unit and 30-unit additions to two assisted living centres and a new 40-unit assisted living centre. The total cost of this new development is expected to be US$15.7 million, of which US$4.3 million was spent in 2003 and US$6.5 million in the first nine months of 2004. Furthermore, Phase II of the development plans is a proposal for eight new developments that will add 325 units in 2005 and 2006 for a cost of approximately US$36.3 million, of which US$2.8 million was spent in the first nine months of 2004.

In August 2004, EHSI transferred the operations of a nursing facility (336 beds) in Chippewa Falls, Wisconsin to Lakeside Health L.L.C. (Lakeside Health), a subsidiary of Benedictine Health Dimensions, Inc. (Benedictine) for a term of three years. The transfer of operations was in response to facility citations for survey deficiencies and an agreement with the State of Wisconsin to transfer the operations to a new licensee. Under the terms of the agreement, Lakeside Health is responsible for all operating costs, including rent to EHSI and management fees to Benedictine. EHSI will receive rental income of US$0.5 million per annum; however, EHSI is responsible to fund Lakeside Health for any and all net operating losses from the nursing facility, as defined in the agreement, and to provide working capital advances of approximately US$2.0 million. The facility passed its survey in September with the State of Wisconsin bringing it into regulatory compliance. EHSI’s current estimates of the facility’s future cash flow, after having the facility return to regulatory compliance and attaining suitable Medicare occupancy levels, indicate that a charge for asset impairment is not required but there can be no assurance that such a charge will not be required in the future if circumstances cause these estimates to change.

6.     Goodwill and Other Intangible Assets
Included in goodwill and other intangible assets are intangible assets related to leasehold rights, which are amortized over the term of the lease including renewal options. As at September 30, 2004, these assets had a gross carrying value of $12.6 million and accumulative amortization of $9.8 million, for a net book value of $2.8 million. The aggregate amortization expense for the nine months ended September 30, 2004 was $1.1 million.

7.     Equity Accounted Investments
Extendicare’s share of Crown Life Insurance Company’s (Crown Life) earnings for the first nine months of 2004 was $5.3 million and its share of losses of Salumatics Inc. (formerly THiiNC Information Management Inc.) was $1.2 million. For the first nine months of 2003, Extendicare’s share of Crown Life’s earnings was $16.3 million. In June 2004 Extendicare received a cash dividend from Crown Life of $15.6 million, or $14.00 per share. Crown Life did not pay any dividends in 2003.

8.     Long-term Debt
Issuance of 2014 Notes and Repayment of 2007 Notes
In April 2004, EHSI issued US$125.0 million aggregate principal amount of 6.875% Senior Subordinated Notes due May 1, 2014 (the “2014 Notes”) at a price of 97.5001% of par to yield 7.23%, and amended and restated its existing credit

Extendicare Inc. September 2004	29

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements

facility, which included an increase in borrowing capacity from US$105.0 million to US$155.0 million. The net proceeds from the 2014 Notes were approximately US$117.4 million, and were used, together with cash on hand and new borrowing capacity, to purchase for cash all of EHSI’s outstanding US$200.0 million aggregate principal amount of the 2007 Notes. On April 5, 2004, EHSI commenced a tender offer for the 2007 Notes, for which 61%, excluding those held by Extendicare Inc., were tendered and US$104.9 million aggregate principal was repaid on April 22, 2004. The remaining US$95.1 million of 2007 Notes not tendered were redeemed and paid for on May 24, 2004.

In August 2004, EHSI completed its offer that it had commenced in July 2004 to exchange new 6.875% Senior Subordinated Notes due 2014 that have been registered under the Securities Act of 1933 for the Senior Subordinated Notes issued in April 2004 pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended. The terms of the new 2014 Notes are identical to the terms of the 2014 Notes issued in April 2004.

The 2014 Notes are fully and unconditionally guaranteed on a senior subordinated unsecured basis, jointly and severally, by all of EHSI’s existing and future significant U.S. domestic subsidiaries, by all of its existing and future U.S. domestic subsidiaries that guarantee or incur any indebtedness and by any other existing and future significant subsidiaries or restricted subsidiaries that guarantee or otherwise provide direct credit support for indebtedness of EHSI or any of its U.S. domestic subsidiaries. The 2014 Notes and guarantees are general unsecured obligations of EHSI and its subsidiaries.

On or after May 1, 2009, EHSI may redeem all or part of the 2014 Notes, at the redemption prices (expressed as percentages of principal amount) listed below, plus accrued and unpaid interest, if any, to the date of redemption, if redeemed during the twelve-month period commencing on May 1 of the years set forth below:

Redemption
Year	Price
2009	103.438%
2010	102.292%
2011	101.146%
2012 and thereafter	100.000%

Credit Facility
In connection with the offering of the 2014 Notes, EHSI amended and restated its credit facility to, among other things, extend the maturity date from June 28, 2007 to June 28, 2009 and increase the total borrowing capacity by US$50.0 million from US$105.0 million to US$155.0 million.

The credit facility is used to back letters of credit and for general corporate purposes. Borrowings under the credit facility bear interest, at EHSI’s option, at the Eurodollar rate or the prime rate, plus applicable margins. Depending upon EHSI’s senior leverage ratio, the interest rate is equal to the Eurodollar rate plus a margin of 2.50% to 3.25% per annum or the base rate plus a margin of 1.50% to 2.25% per annum. The commitment fee is 0.50% per annum on the undrawn capacity regardless of utilization.

The credit facility is secured by a perfected, first priority security interest in certain tangible and intangible assets and all of EHSI’s capital stock and the capital stock of EHSI’s subsidiary guarantors. The credit facility is also secured by a pledge of 65% of the voting stock of EHSI’s foreign subsidiaries, including its subsidiary guarantor’s foreign subsidiaries, if any. The credit facility contains customary covenants and events of default and is subject to various mandatory prepayment and commitment reductions. EHSI is permitted to make voluntary prepayments at any time under the credit facility.

As of September 30, 2004 and December 31, 2003, EHSI had no borrowings under the credit facility. The unused portion of the credit facility that is available for working capital and corporate purposes, after reduction for outstanding letters of credit of US$23.9 million, was US$131.1 million as of September 30, 2004.

The credit facility requires that EHSI comply with various financial covenants, including fixed charge coverage, debt leverage, and tangible net worth ratios. EHSI is in compliance with all of the financial covenants as of September 30, 2004.

Extendicare Inc. September 2004	30

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements

Interest Rate Swap and Cap Agreements
On April 19, 2004, coterminous with the issuance of the 2014 Notes, EHSI terminated its existing interest rate swap and cap agreements for an aggregate gain of US$3.3 million which was recognized in the second quarter of 2004. This swap was a hedge against the 2007 Notes. In addition, to hedge its exposure to fluctuations in market value, on April 22, 2004, EHSI entered into two new interest rate swap agreements and two new interest rate cap agreements relating to EHSI’s 9.5% Senior Notes due 2010 (the “2010 Senior Notes”), and the 2014 Notes.

With respect to the 2010 Senior Notes, EHSI entered into an interest rate swap agreement expiring July 1, 2010, with a notional amount of US$150.0 million. This agreement effectively converted up to US$150.0 million of fixed interest rate indebtedness into variable interest rate indebtedness. Under the terms of this interest rate swap agreement, the counterparty can call the swap at any time on or after July 1, 2006 with payments as determined under the agreement. This call option is a mirror image of the embedded call option in the debt instrument. EHSI also entered into an interest rate cap agreement expiring July 1, 2010 with a notional amount of US$150.0 million (the “2010 Cap”). Under the terms of the 2010 Cap, EHSI paid on April 22, 2004, an upfront fee of US$3.5 million to the counterparty, and the change in fair value of this fee is recorded in the earnings statement. EHSI will receive a variable rate of interest equal to the excess, if any, of the six-month London Interbank Borrowing Rate (LIBOR), adjusted semi-annually, over the cap rate of 7%. EHSI uses the interest rate cap to offset possible increases in interest payments under the interest rate swap agreement expiring July 1, 2010, caused by increases in market interest rates over a certain level. Under the terms of the 2010 Cap, the counterparty can call the cap if the interest rate swap agreement expiring July 1, 2010, is terminated.

With respect to the 2014 Notes, on April 22, 2004 EHSI entered into an interest rate swap agreement expiring May 1, 2014, with a notional amount of US$125.0 million. This agreement effectively converted up to US$125.0 million of fixed interest rate indebtedness into variable interest rate indebtedness. Under the terms of this interest rate swap agreement, the counterparty can call the swap at any time on or after May 1, 2009, with payments as determined under the agreement. This call option is a mirror image of the embedded call option in the debt instrument. EHSI also entered into an interest rate cap agreement expiring May 1, 2014, with a notional amount of US$125.0 million (the “2014 Cap”). Under the terms of the 2014 Cap, EHSI pays a fixed rate of interest equal to 0.75% to the counterparty and receives a variable rate of interest equal to the excess, if any, of the six-month LIBOR rate, adjusted semi-annually, over the cap rate of 7%. EHSI uses the interest rate cap to offset possible increases in interest payments under the interest rate swap agreement expiring May 1, 2014, caused by increases in market interest rates over a certain level. Under the terms of the interest rate cap agreement, the counterparty can call the cap if the interest rate swap agreement expiring May 1, 2014, is terminated.

The interest rate swaps maturing in 2010 and 2014 are designated as highly effective fair value hedges, and as a result, changes in market value of the swaps are offset by changes in market value of the hedged debt instruments. As of September 30, 2004, the fair value of the interest rate swaps designated as fair value hedges is an asset of $1.1 million (US$0.9 million) and is offset by a corresponding change in the fair value of the hedged long-term debt obligation, both of which are off-balance sheet amounts.

The interest rate caps maturing in 2010 and 2014 are not designated as hedges and the change in fair value of these caps are reported in the earnings statement. As of September 30, 2004, the fair value of the 2010 Cap is an asset of $2.1 million (US$1.7 million) and the fair value of the 2014 Cap is a liability of $5.7 million (US$4.5 million), both of which are recorded in the financial statements. The fair values of EHSI’s interest rate caps are dependent on projected six-month LIBOR interest rates that are influenced by long-term rates, and the volatility of these rates. As a result of a decline in the third quarter of long-term market interest rates and a decrease in the volatility of rates in the second and third quarters of 2004, the value of EHSI’s interest rate caps declined and resulted in a valuation adjustment loss of $2.6 million (US$2.0 million) in the third quarter and $8.5 million (US$6.3 million) for nine months ended September 30, 2004.

9.     Share Capital
During the nine months ended September 30, 2004, the Company purchased 15,400 Class I Preferred Shares at a cost of $382,000 pursuant to the purchase obligation. Under the terms of a Normal Course Issuer Bid, the Company purchased and cancelled 234,200 Subordinate Voting Shares and 1,000 Multiple Voting Shares at a cost of $3,182,000. In addition, during the nine months, 523,475 Subordinate Voting Shares were issued on exercise of stock options for proceeds of $2,164,000, which after adjusting for tax credits and contributed surplus, increased capital stock by $2,672,000. As a result of these transactions, the carrying value of capital stock increased by $1,194,000 and retained earnings was charged with $2,087,000 attributable to the cost of purchases in excess of their carrying value.

Extendicare Inc. September 2004	31

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements

Long-term Incentive Plan
In May 2004 the Board of Directors of the Company approved an amendment to the Company’s Subordinate Voting Shares stock option plan, and has received approval for the amendments from the Toronto Stock Exchange (TSX). The amendments add the ability to grant tandem share appreciation rights (SARs) with option grants. Tandem SARs give the grantee the option to surrender to the Company, unexercised, the right to subscribe for the Subordinate Voting Shares pursuant to his grant under the related stock option, and to receive from the Company an amount equal to the excess of the fair market value of the Subordinate Voting Shares on the effective date of exercise, over the aggregate option price of such shares in respect of which the option is surrendered. Awards pursuant to the Company’s Amended and Restated Subordinate Voting Share Option and Tandem SAR Plan (the “Plan”) shall be exercisable only to the extent that the option has vested, such period not to exceed 10 years, as determined by the Board at the time of granting. The Company has not increased the number of Subordinate Voting Shares reserved for issuance under its Plan, and to the extent that awards pursuant to the Plan result in the exercise of tandem SARs, the equivalent number of Subordinate Voting Shares will be reduced from the number reserved and available under the Plan for future grants.

For tandem SARs granted under the Plan the Company accrues compensation expense in the amount by which the quoted market value of the Subordinate Voting Shares exceeds the option price. Changes, either increases or decreases, in the quoted market value of the Subordinate Voting Shares between the date of grant and the reporting period date result in a change in the measure of compensation for the award. During the first nine months of 2004, the Company accrued $79,000 of compensation expense associated with tandem SARs granted.

The Company elected in 2003 to adopt the fair value based method of accounting for stock-based compensation on a prospective basis, applied to awards granted under its Plan beginning January 1, 2003. For stock options awarded under the Plan prior to January 1, 2003, the Company applies the intrinsic value based method. During the first nine months of 2004, the Company recorded compensation expense associated with stock options granted that did not include share appreciation rights of $144,000. Contributed surplus increased by $129,000 to $273,000 at the end of September 2004, after $15,000 of adjustments for a portion of the stock options that were exercised.

On May 6, 2004, the Board granted 96,000 tandem SARs pursuant to the Plan at an exercise price of $14.82 per share, and on August 3, 2004, the Board granted 344,000 tandem SARs at an exercise price of $14.50 per share. The exercise prices were based on the closing price of the Subordinate Voting Shares on the TSX on the trading day prior to the grant. The options vest at a rate of 25% on the anniversary date of grant over a four-year period, and expire on May 6, 2014 and August 3, 2014, respectively.

As at September 30, 2004, 3,859,500 Subordinate Voting Shares have been reserved under the Plan of which a total of 2,174,525 Subordinate Voting Shares have been granted. These options have exercise prices ranging from $2.37 to $14.82 per share, and expire between February 22, 2005 and August 3, 2014. During the nine months ended September 30, 2004, 39,250 options expired and/or were cancelled.

Had stock options granted under the Plan prior to January 1, 2003 been accounted for using the fair value based method of accounting for stock-based compensation, the Company’s consolidated net earnings and related per share amounts would have been reduced to the pro forma amounts indicated in the following table.

	Three months ended		Nine months ended
(thousands of dollars except per share amounts)	September 30		September 30
	2004	2003	2004	2003
Net earnings for the period	19,612	13,766	66,293	43,767
Compensation expense related to fair value of stock options, after taxes of $nil	(72)	(155)	(257)	(612)

Pro forma net income for the period	19,540	13,611	66,036	43,155

Basic earnings per share (dollars)
Reported	0.29	0.20	0.96	0.63
Adjusted	0.29	0.20	0.96	0.62

Diluted earnings per share (dollars)
Reported	0.28	0.19	0.94	0.62
Adjusted	0.28	0.19	0.94	0.61

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model.

Extendicare Inc. September 2004	32

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements

10.     Earnings per Share
Earnings per share is calculated by dividing net earnings after preferred share dividends for the period by the weighted average number of combined Subordinate Voting Shares and Multiple Voting Shares outstanding during the period. Diluted earnings per share, using the treasury stock method, assumes outstanding stock options are exercised at the beginning of the year and common shares are purchased at the average market price during the period from the funds derived on the exercise of these outstanding options. Stock options with a strike price above the average market price for the period are excluded from the calculation of diluted earnings per share as to include them would increase earnings per share.

The following table reconciles the numerator and denominator of the basic and diluted earnings per share computation.

	Three months ended		Nine months ended
(thousands of dollars except per share amounts)	September 30		September 30
	2004	2003	2004	2003
Numerator for basic and diluted earnings per share
Net earnings for the period	19,612	13,766	66,293	43,767
Dividends on preferred shares	(156)	(196)	(495)	(579)

	19,456	13,570	65,798	43,188

Denominator for basic and diluted earnings per share (thousands)
Basic weighted average number of shares	68,755	68,438	68,708	68,967
Dilutive stock options(1)	1,321	1,075	1,391	469

Diluted weighted average number of shares	70,076	69,513	70,099	69,436

Earnings per share (dollars)
Basic	0.29	0.20	0.96	0.63
Diluted	0.28	0.19	0.94	0.62

(1)	For the nine months ended September 30, 2003, 10,000 stock options were excluded from the calculation of dilutive stock options as their strike price was $7.01, which was above the average market price for the period. There were no stock options excluded from this calculation for the nine months ended September 30, 2004.

11.     Contingent Liabilities
The Company and its consolidated subsidiaries are defendants in actions brought against them from time to time in connection with their operations. It is not possible to predict the ultimate outcome of the various proceedings at this time or to estimate additional costs that may result.

The U.S. Department of Justice and other federal agencies are increasing resources dedicated to regulatory investigations and compliance audits of health care providers. The Company is diligent to address these regulatory efforts. U.S. federal law requires each state to have a Medicaid Fraud Control Unit, which is responsible for investigating provider fraud and resident abuse in Medicaid funded facilities. EHSI is aware of investigations by these units, which involve one facility in Kentucky and one in Wisconsin. The investigations have not been sufficiently developed to enable the Company to predict an outcome. In addition, EHSI was under a plan of correction as a result of facility citations for survey deficiencies in a nursing facility in Chippewa Falls, Wisconsin. EHSI reached an agreement with the State of Wisconsin to transfer the operations for three years effective August 1, 2004, to Benedictine, another long-term care provider. In September 2004, Benedictine completed its plan of correction at the nursing facility and passed its survey with the State of Wisconsin, thereby bringing the facility into regulatory compliance.

In connection with its agreement to provide pharmacy services to EHSI, Omnicare has requested arbitration for an alleged lost profits claim related to EHSI’s disposition of assets, primarily in Florida. Damage amounts, if any, cannot be reasonably estimated based on information available at this time. An arbitration hearing has not yet been scheduled. Management believes it has interpreted correctly and complied with the terms of the preferred provider agreement. However, there can be no assurance that this claim will not be successful or that other claims will not be made with respect to the agreement.

Also, EHSI and Omnicare are currently negotiating the pricing of drugs for Medicare residents and should this matter not be settled, it will be taken to arbitration. The financial statements include provisions for settlement of this claim.

Extendicare Inc. September 2004	33

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements

12.     Segmented Information

	Three months ended			Nine months ended
(millions of dollars)	September 30			September 30
	2004	2003		2004		2003
Revenue
United States	319.7	307.1		947.1		929.5
Canada	125.9	126.0		373.7		363.6

	445.6	433.1		1,320.8		1,293.1

EBITDA(1)
United States	49.9	36.6		138.8		102.2
Canada	12.7	14.0		33.8		34.0

	62.6	50.7	(2)	172.6		136.2

Health Care Net Earnings
United States	14.6	7.6		38.4		16.6
Canada	3.9	5.0		23.7		10.8

	18.5	12.6		62.2	(2)	27.4

	Sept. 30	Dec. 31
(millions of dollars)	2004	2003
Goodwill
United States(3)	91.6	93.5
Canada	0.1	0.1

	91.7	93.6

Health Care Assets
United States	967.1	1,119.1
Canada	357.6	332.5

	1,324.7	1,451.6
Equity accounted investments	130.4	141.8

Total Consolidated Assets	1,455.1	1,593.4

(1)	EBITDA refers to earnings before interest, taxes, depreciation, amortization, valuation adjustment on interest rate caps, and loss (gain) from asset disposals, impairment and other items.

(2)	Does not add due to rounding.

(3)	The change in United States goodwill is primarily due to foreign currency translation of U.S. operations.

13.     Related Party Transaction
Up until the end of June 2004, Extendicare paid rent to Crown Life for the rental of certain office premises, which for the six months of 2004 was $0.7 million and for the nine months of 2003 was $1.0 million.

14.     Employee Future Benefits
The future benefit expense of the Company’s defined benefit pension plans for the three months and nine months ending September 30, 2004 was $0.8 million and $2.4 million, respectively.

15.     Subsequent Event
On November 4, 2004, EHSI entered into a definitive merger and acquisition agreement with Assisted Living Concepts, Inc. (ALC) of Dallas, Texas (OTC. BB: ASLC) providing for the acquisition of all of the outstanding shares and stock options of ALC for US$18.50 per share totalling approximately US$132.0 million. Total consideration for the transaction including the assumption of debt is expected to be approximately US$280.0 million. The completion of the acquisition is subject to certain conditions, including approval by ALC’s shareholders and certain customary regulatory approvals. The parties are working towards closing the transaction during the early part of the first quarter of 2005. EHSI intends to finance the acquisition by using available cash on hand (US$29.1 million at September 30, 2004) and drawing on its line of credit (US$131.1 million available at September 30, 2004). Assisted Living Concepts has a portfolio of 177 assisted living facilities, comprised of 122 owned properties and 55 leased facilities representing 6,838 units, located in 14 states; many in markets where Extendicare already operates. The portfolio is relatively new having been constructed through the mid-to-late 1990’s.

Extendicare Inc. September 2004	34

	Facility Location and Resident Capacity
			Assisted Living and
at September 30, 2004	Nursing Centres		Retirement Centres		Chronic Care Units		Total
	Number of	Resident	Number of	Resident	Number of	Resident	Number of	Resident
	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity
By State/Province
United States
Ohio	29	3,059	2	136	—	—	31	3,195
West Virginia	1	120	—	—	—	—	1	120
Pennsylvania	25	2,895	8	298	—	—	33	3,193
Delaware	1	120	—	—	—	—	1	120
Wisconsin	24	2,024	11	512	—	—	35	2,536
Minnesota	10	1,276	1	60	—	—	11	1,336
Indiana	20	1,919	2	109	—	—	22	2,028
Kentucky	18	1,506	1	55	—	—	19	1,561
Washington	15	1,543	8	379	—	—	23	1,922
Oregon	3	195	2	101	—	—	5	296
Idaho	2	190	—	—	—	—	2	190
Texas	—	—	2	110	—	—	2	110

Total United States	148	14,847	37	1,760	—	—	185	16,607

Canada
Ontario	52	7,719	4	668	1	120	57	8,507
Alberta	14	1,183	—	—	—	—	14	1,183
Saskatchewan	5	654	—	—	—	—	5	654
Manitoba	5	762	—	—	—	—	5	762

Total Canada	76	10,318	4	668	1	120	81	11,106

TOTAL	224	25,165	41	2,428	1	120	266	27,713

By Type of Ownership
United States
Owned	132	13,003	31	1,541	—	—	163	14,544
Leased	9	1,031	1	63	—	—	10	1,094
Managed	7	813	5	156	—	—	12	969

Total United States	148	14,847	37	1,760	—	—	185	16,607

Canada
Owned	45	6,079	—	—	—	—	45	6,079
Leased	9	1,155	—	76	—	—	9	1,231
Managed	22	3,084	4	592	1	120	27	3,796

Total Canada	76	10,318	4	668	1	120	81	11,106

TOTAL	224	25,165	41	2,428	1	120	266	27,713

Extendicare Inc. September 2004	35

Investor Information

Stock Exchange Listings	Transfer Agents
Toronto Stock Exchange	Computershare Investor Services, Inc.
New York Stock Exchange (EXE.A only)	Tel: (800) 564-6253
Fax: (866) 249-7775
email: service@computershare.com
www.computershare.com

Shareholder Inquiries	Investor Relations
Jillian Fountain, Corporate Secretary	Christopher Barnes, Manager, Investor Relations
Tel: (905) 470-5534	Tel: (905) 470-5483
Fax: (905) 470-4003	Fax: (905) 470-4003
email: jfountain@extendicare.com	email: cbarnes@extendicare.com

Corporate Information

Extendicare Inc.’s 2003 Annual Report is available for viewing or printing on the
Company’s Website, in addition to news releases, quarterly reports and other filings with the securities commissions. Printed copies are available upon request to the Corporate Secretary.

Visit Extendicare’s Website @ www.extendicare.com

Stock Symbol Change

Effective November 15, 2004, Extendicare’s trading symbols for its two classes of common stock listed on the Toronto Stock Exchange will be changed. The symbol for the Company’s
Multiple Voting Shares will change from EXE to EXE.MV. The symbol for the Subordinate
Voting Shares will change from EXE.A to EXE.SV.

In addition, the Company’s trading symbol for its Subordinate Voting Shares listed on the
New York Stock Exchange will change from EXE.A to EXE.

36